CADWALADER

Cadwalader, Wickersham & Taft LLP
New York London Charlotte Washington Beijing

1201 F Street, N.W., Washington, DC 20004
Tel 202 862 2200 Fax 202 862 2400
www.cadwalader.com


06010344

January 20, 2006


SEC MAIL
RECEIVED
PROCESSING
JAN 20 2006
WASH, D.C.
156
SECTION

BY HAND

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549

SUPPL

Re: Aristocrat Leisure Limited - File number 82-34870
Submission of information pursuant to Rule 12g3-2(b)(1)(iii)
under the Securities Exchange Act of 1934

Dear Sir or Madam:

This letter is being furnished to the U.S. Securities and Exchange Commission (the "***SEC***") on behalf of Aristocrat Leisure Limited, a company incorporated under the laws of the Commonwealth of Australia (the "***Company***"), in connection with the Company's exemption from Section 12(g) of the Securities Exchange Act of 1934, as amended (the "***Exchange Act***"), afforded to foreign private issuers eligible pursuant to Rule 12g-3-2(b) under the Exchange Act.

The Company hereby furnishes to the SEC the information required by Rule 12g3-2(b)(1)(iii), which consists of the information that the Company made public pursuant to the laws of the Australia, filed with the Australian Stock Exchange, or distributed to security holders for the period from October 4, 2005 through January 18, 2006.

If you have any questions or require any additional information, please contact the undersigned, Diana de Brito, Cadwalader, Wickersham & Taft LLP, at 202-862-2409, or John Carr-Gregg, Company Secretary, Aristocrat Leisure Limited, at (+61 2) 9413-6666 or email carr-gregg@ali.com.au.

Diana R. de Brito Tel 202 862 2409 Fax 202 862 2400 diana.debrito@cwt.com

Please acknowledge receipt of this letter by stamping the enclosed copy of this letter.

Sincerely,



Diana de Brito

Enclosures

Documents lodged with the Australian Stock Exchange

Tab	Date	Announcement
1	10/03/2005	Appendix 3E Daily Share Buy Back Notice
2	10/05/2005	Appendix 3E Daily Share Buy Back Notice
3	10/05/2005	Appendix 3Y Change of Director's Interest Notice
4	10/052005	Appendix 3Y Change of Director's Interest Notice
5	10/06/2005	Appendix 3E Daily Share Buy Back Notice
6	10/07/2005	Appendix 3E Daily Share Buy Back Notice
7	10/10/2005	Appendix 3E Daily Share Buy Back Notice
8	10/11/2005	Appendix 3E Daily Share Buy Back Notice
9	10/12/2005	Appendix 3E Daily Share Buy Back Notice
10	10/13/2005	Appendix 3E Daily Share Buy Back Notice
11	10/14/2005	Appendix 3E Daily Share Buy Back Notice
12	10/17/2005	Appendix 3E Daily Share Buy Back Notice
13	10/17/2005	Appendix 3F Final Share Buy Back Notice
14	10/20/2005	Aristocrat Welcomes Ruling in Shareholder Class Action
15	11/07/2005	Aristocrat Leisure Limited Acquires 50% Interest in Global Multi-Terminal Gaming Manufacturer
16	11/23/2005	Appendix 3C Announcement of Buy Back
17	11/23/2005	Aristocrat Leisure Limited Announces Further $100 Million on-Market Share Buy-Back
18	12/13/2005	Appendix 3E Daily Share Buy Back Notice
19	12/14/2005	Appendix 3E Daily Share Buy Back Notice
20	12/15/2005	Appendix 3E Daily Share Buy Back Notice
21	12/16/2005	Appendix 3E Daily Share Buy Back Notice
22	12/19/2005	Appendix 3E Daily Share Buy Back Notice
23	12/20/2005	Appendix 3E Daily Share Buy Back Notice
24	12/20/2005	Aristocrat Leisure Limited Managing Director's Remuneration Package Update
25	12/21/2005	Appendix 3E Daily Share Buy Back Notice
26	12/22/2005	Appendix 3E Daily Share Buy Back Notice
27	12/23/2005	Appendix 3E Daily Share Buy Back Notice
28	01/11/2006	Appendix 3E Daily Share Buy Back Notice
29	01/13/2006	Appendix 3E Daily Share Buy Back Notice
30	01/16/2006	Appendix 3E Daily Share Buy Back Notice
31	01/17/2006	Appendix 3E Daily Share Buy Back Notice
32	01/18/2006	Appendix 3E Daily Share Buy Back Notice

Documents lodged with the Australian Securities Investment Corporation

Tab	Date	Announcement
1	10/04/2005	Form 604 Details of Substantial Holder
2	10/05/2005	Form 484 Change to Company Details
3	10/14/2005	Form 603 Notice of Initial Substantial Holder
4	10/24/2005	Form 484 Change to Company Details
5	12/16/2005	Form 604 Details of Substantial Holder
6	12/19/2005	Form 605 Details of Substantial Holder
7	01/10/2006	Form 484 Change to Company Details

SECURITIES AND EXCHANGE COMMISSION

on behalf

of

ARISTOCRAT LEISURE LIMITED

Rule 3.8A

Appendix 3E

Daily share buy-back notice (*except* minimum holding buy-back and selective buy-back)

Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/9/99. Origin: rule 3.6, Appendix 7C. Amended 30/9/2001.

Name of Entity	ABN
ARISTOCRAT LEISURE LIMITED	44 002 818 368

We (the entity) give ASX the following information.

Information about buy-back

1	Type of buy-back	ON-MARKET
2	Date Appendix 3C was given to ASX	24 AUGUST 2004

Total of all shares bought back, or in relation to which acceptances have been received, before, and on, previous day

		Before previous day	Previous day
3	Number of shares bought back or if buy-back is an equal access scheme, in relation to which acceptances have been received	7,670,045	200,000
4	Total consideration paid or payable for the shares	$80,036,731	$2,360,676

+ See chapter 19 for defined terms.

	Before previous day	Previous day
5 If buy-back is an on-market buy-back	highest price paid: $12.50 date: 29/08/05 lowest price paid: $7.08 date: 20/10/04	highest price paid: $12.00 lowest price paid: $11.70 highest price allowed under rule 7.33: $12.38

Participation by directors

6 Deleted 30/9/2001.	

How many shares may still be bought back?

7 If the company has disclosed an intention to buy back a maximum number of shares - the remaining number of shares to be bought back	The company has not disclosed an intention to buy back a maximum number of shares. The company intends to buy back up to $100M of shares.

Compliance statement

1. The company is in compliance with all Corporations Law requirements relevant to this buy-back.

2. There is no information that the listing rules require to be disclosed that has not already bee disclosed, or is not contained in, or attached to, this form.

Sign here: .... Date: 03 October 2005
(~~Director~~/Company secretary)

Print name: John Carr-Gregg

Rule 3.8A

Appendix 3E

Daily share buy-back notice (*except* minimum holding buy-back and selective buy-back)

Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/9/99. Origin: rule 3.6, Appendix 7C. Amended 30/9/2001.

Name of Entity	ABN
ARISTOCRAT LEISURE LIMITED	44 002 818 368

We (the entity) give ASX the following information.

Information about buy-back

1	Type of buy-back	ON-MARKET
2	Date Appendix 3C was given to ASX	24 AUGUST 2004

Total of all shares bought back, or in relation to which acceptances have been received, before, and on, previous day

		Before previous day	Previous day
3	Number of shares bought back or if buy-back is an equal access scheme, in relation to which acceptances have been received	7,870,045	200,000
4	Total consideration paid or payable for the shares	$82,397,407	$2,303,463

+ See chapter 19 for defined terms.

	Before previous day	Previous day
5 If buy-back is an on-market buy-back	highest price paid: $12.50 date: 29/08/05 lowest price paid: $7.08 date: 20/10/04	highest price paid: $11.57 lowest price paid: $11.47 highest price allowed under rule 7.33: $12.28

Participation by directors

6 Deleted 30/9/2001.	

How many shares may still be bought back?

7 If the company has disclosed an intention to buy back a maximum number of shares - the remaining number of shares to be bought back	The company has not disclosed an intention to buy back a maximum number of shares. The company intends to buy back up to $100M of shares.

Compliance statement

1. The company is in compliance with all Corporations Law requirements relevant to this buy-back.

2. There is no information that the listing rules require to be disclosed that has not already bee disclosed, or is not contained in, or attached to, this form.

Sign here: .... Date: 05 October 2005
(~~Director~~/Company secretary)

Print name: John Carr-Gregg

+ See chapter 19 for defined terms.

RECEIVED
2006 JAN 23 A 11: 23
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity: Aristocrat Leisure Limited
ABN: 44 002 818 368

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Roger Andrew Davis
Date of last notice	7 October 2005

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	-
Date of change	5 October 2005
No. of securities held prior to change	200
Class	Ordinary
Number acquired	1000
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$11,800.00
No. of securities held after change	1200

+ See chapter 19 for defined terms.

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On Market Trade

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	N/A
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

Rule 3.8A

Appendix 3E

Daily share buy-back notice (*except* minimum holding buy-back and selective buy-back)

Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/9/99. Origin: rule 3.6, Appendix 7C. Amended 30/9/2001.

Name of Entity	ABN
ARISTOCRAT LEISURE LIMITED	44 002 818 368

We (the entity) give ASX the following information.

Information about buy-back

1	Type of buy-back	ON-MARKET
2	Date Appendix 3C was given to ASX	24 AUGUST 2004

Total of all shares bought back, or in relation to which acceptances have been received, before, and on, previous day

		Before previous day	Previous day
3	Number of shares bought back or if buy-back is an equal access scheme, in relation to which acceptances have been received	8,070,045	200,000
4	Total consideration paid or payable for the shares	$84,700,870	$2,264,955

+ See chapter 19 for defined terms.

	Before previous day	Previous day
5 If buy-back is an on-market buy-back	highest price paid: $12.50 date: 29/08/05 lowest price paid: $7.08 date: 20/10/04	highest price paid: $11.45 lowest price paid: $11.17 highest price allowed under rule 7.33: $12.27

Participation by directors

6 Deleted 30/9/2001.	

How many shares may still be bought back?

7 If the company has disclosed an intention to buy back a maximum number of shares - the remaining number of shares to be bought back	The company has not disclosed an intention to buy back a maximum number of shares. The company intends to buy back up to $100M of shares.

Compliance statement

1. The company is in compliance with all Corporations Law requirements relevant to this buy-back.

2. There is no information that the listing rules require to be disclosed that has not already bee disclosed, or is not contained in, or attached to, this form.

Sign here: .... Date: 06 October 2005
(~~Director~~/Company secretary)

Print name: John Carr-Gregg

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity : ARISTOCRAT LEISURE LIMITED
ABN: 44 002 818 368

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Roger Andrew Davis
Date of last notice	24th June 2005

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	
Date of change	5th October 2005
No. of securities held prior to change	Nil
Class	-
Number acquired	200
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$2,352.03
No. of securities held after change	200

+ See chapter 19 for defined terms.

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On market purchase for Non-Executive Director Share Plan

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	N/A
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

Rule 3.8A

Appendix 3E

Daily share buy-back notice (*except* minimum holding buy-back and selective buy-back)

Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/9/99. Origin: rule 3.6, Appendix 7C. Amended 30/9/2001.

Name of Entity	ABN
ARISTOCRAT LEISURE LIMITED	44 002 818 368

We (the entity) give ASX the following information.

Information about buy-back

1	Type of buy-back	ON-MARKET
2	Date Appendix 3C was given to ASX	24 AUGUST 2004

Total of all shares bought back, or in relation to which acceptances have been received, before, and on, previous day

		Before previous day	Previous day
3	Number of shares bought back or if buy-back is an equal access scheme, in relation to which acceptances have been received	8,270,045	200,000
4	Total consideration paid or payable for the shares	$86,965,825	$2,213,893

+ See chapter 19 for defined terms.

	Before previous day	Previous day
5 If buy-back is an on-market buy-back	highest price paid: $12.50 date: 29/08/05 lowest price paid: $7.08 date: 20/10/04	highest price paid: $11.16 lowest price paid: $10.87 highest price allowed under rule 7.33: $12.16

Participation by directors

6 Deleted 30/9/2001.	

How many shares may still be bought back?

7 If the company has disclosed an intention to buy back a maximum number of shares - the remaining number of shares to be bought back	The company has not disclosed an intention to buy back a maximum number of shares. The company intends to buy back up to $100M of shares.

Compliance statement

1. The company is in compliance with all Corporations Law requirements relevant to this buy-back.

2. There is no information that the listing rules require to be disclosed that has not already bee disclosed, or is not contained in, or attached to, this form.

Sign here: .... Date: 07 October 2005
(~~Director~~/Company secretary)

Print name: John Carr-Gregg

+ See chapter 19 for defined terms.

Rule 3.8A

Appendix 3E

Daily share buy-back notice (*except* minimum holding buy-back and selective buy-back)

Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/9/99. Origin: rule 3.6, Appendix 7C. Amended 30/9/2001.

Name of Entity	ABN
ARISTOCRAT LEISURE LIMITED	44 002 818 368

We (the entity) give ASX the following information.

Information about buy-back

1	Type of buy-back	ON-MARKET
2	Date Appendix 3C was given to ASX	24 AUGUST 2004

Total of all shares bought back, or in relation to which acceptances have been received, before, and on, previous day

		Before previous day	Previous day
3	Number of shares bought back or if buy-back is an equal access scheme, in relation to which acceptances have been received	8,470,045	200,000
4	Total consideration paid or payable for the shares	$89,179,718	$2,232,891

+ See chapter 19 for defined terms.

	Before previous day	Previous day
5 If buy-back is an on-market buy-back	highest price paid: $12.50 date: 29/08/05 lowest price paid: $7.08 date: 20/10/04	highest price paid: $11.20 lowest price paid: $11.10 highest price allowed under rule 7.33: $12.00

Participation by directors

6 Deleted 30/9/2001.	

How many shares may still be bought back?

7 If the company has disclosed an intention to buy back a maximum number of shares - the remaining number of shares to be bought back	The company has not disclosed an intention to buy back a maximum number of shares. The company intends to buy back up to $100M of shares.

Compliance statement

1. The company is in compliance with all Corporations Law requirements relevant to this buy-back.

2. There is no information that the listing rules require to be disclosed that has not already bee disclosed, or is not contained in, or attached to, this form.

Sign here: .... Date: 10 October 2005
(~~Director~~/Company secretary)

Print name: John Carr-Gregg

+ See chapter 19 for defined terms.

Rule 3.8A

Appendix 3E

Daily share buy-back notice (*except* minimum holding buy-back and selective buy-back)

Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/9/99. Origin: rule 3.6, Appendix 7C. Amended 30/9/2001.

Name of Entity	ABN
ARISTOCRAT LEISURE LIMITED	44 002 818 368

We (the entity) give ASX the following information.

Information about buy-back

1	Type of buy-back	ON-MARKET
2	Date Appendix 3C was given to ASX	24 AUGUST 2004

Total of all shares bought back, or in relation to which acceptances have been received, before, and on, previous day

		Before previous day	Previous day
3	Number of shares bought back or if buy-back is an equal access scheme, in relation to which acceptances have been received	8,670,045	200,000
4	Total consideration paid or payable for the shares	$91,412,609	$2,248,062

+ See chapter 19 for defined terms.

	Before previous day		Previous day	
5 If buy-back is an on-market buy-back	highest price paid:	$12.50	highest price paid:	$11.30
	date:	29/08/05		
	lowest price paid:	$7.08	lowest price paid:	$11.17
	date:	20/10/04		
			highest price allowed under rule 7.33:	$11.85

Participation by directors

6 Deleted 30/9/2001.

How many shares may still be bought back?

7 If the company has disclosed an intention to buy back a maximum number of shares - the remaining number of shares to be bought back	The company has not disclosed an intention to buy back a maximum number of shares. The company intends to buy back up to $100M of shares.

Compliance statement

1. The company is in compliance with all Corporations Law requirements relevant to this buy-back.

2. There is no information that the listing rules require to be disclosed that has not already bee disclosed, or is not contained in, or attached to, this form.

Sign here: .... Date: 11 October 2005
(~~Director~~/Company secretary)

Print name: John Carr-Gregg

+ See chapter 19 for defined terms.

Rule 3.8A

Appendix 3E

Daily share buy-back notice (*except* minimum holding buy-back and selective buy-back)

Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/9/99. Origin: rule 3.6, Appendix 7C. Amended 30/9/2001.

Name of Entity	ABN
ARISTOCRAT LEISURE LIMITED	44 002 818 368

We (the entity) give ASX the following information.

Information about buy-back

1	Type of buy-back	ON-MARKET
2	Date Appendix 3C was given to ASX	24 AUGUST 2004

Total of all shares bought back, or in relation to which acceptances have been received, before, and on, previous day

		Before previous day	Previous day
3	Number of shares bought back or if buy-back is an equal access scheme, in relation to which acceptances have been received	8,870,045	200,000
4	Total consideration paid or payable for the shares	$93,660,671	$2,175,768

+ See chapter 19 for defined terms.

	Before previous day		Previous day	
5 If buy-back is an on-market buy-back	highest price paid:	$12.50	highest price paid:	$11.05
	date:	29/08/05		
	lowest price paid:	$7.08	lowest price paid:	$10.75
	date:	20/10/04		
			highest price allowed under rule 7.33:	$11.76

Participation by directors

6 Deleted 30/9/2001.

How many shares may still be bought back?

7 If the company has disclosed an intention to buy back a maximum number of shares - the remaining number of shares to be bought back	The company has not disclosed an intention to buy back a maximum number of shares. The company intends to buy back up to $100M of shares.

Compliance statement

1. The company is in compliance with all Corporations Law requirements relevant to this buy-back.

2. There is no information that the listing rules require to be disclosed that has not already bee disclosed, or is not contained in, or attached to, this form.

Sign here: .... Date: 12 October 2005
(~~Director~~/Company secretary)

Print name: John Carr-Gregg

+ See chapter 19 for defined terms.

Rule 3.8A

Appendix 3E

Daily share buy-back notice (*except* minimum holding buy-back and selective buy-back)

Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/9/99. Origin: rule 3.6, Appendix 7C. Amended 30/9/2001.

Name of Entity	ABN
ARISTOCRAT LEISURE LIMITED	44 002 818 368

We (the entity) give ASX the following information.

Information about buy-back

1	Type of buy-back	ON-MARKET
2	Date Appendix 3C was given to ASX	24 AUGUST 2004

Total of all shares bought back, or in relation to which acceptances have been received, before, and on, previous day

		Before previous day	Previous day
3	Number of shares bought back or if buy-back is an equal access scheme, in relation to which acceptances have been received	9,070,045	200,000
4	Total consideration paid or payable for the shares	$95,836,439	$2,139,396

+ See chapter 19 for defined terms.

	Before previous day	Previous day
5 If buy-back is an on-market buy-back	highest price paid: $12.50 date: 29/08/05 lowest price paid: $7.08 date: 20/10/04	highest price paid: $10.85 lowest price paid: $10.50 highest price allowed under rule 7.33: $11.62

Participation by directors

6 Deleted 30/9/2001.	

How many shares may still be bought back?

7 If the company has disclosed an intention to buy back a maximum number of shares - the remaining number of shares to be bought back	The company has not disclosed an intention to buy back a maximum number of shares. The company intends to buy back up to $100M of shares.

Compliance statement

1. The company is in compliance with all Corporations Law requirements relevant to this buy-back.

2. There is no information that the listing rules require to be disclosed that has not already bee disclosed, or is not contained in, or attached to, this form.

Sign here: .... Date: 13 October 2005
(~~Director~~/Company secretary)

Print name: John Carr-Gregg

+ See chapter 19 for defined terms.

Rule 3.8A

Appendix 3E

Daily share buy-back notice (*except* minimum holding buy-back and selective buy-back)

Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/9/99. Origin: rule 3.6, Appendix 7C. Amended 30/9/2001.

Name of Entity	ABN
ARISTOCRAT LEISURE LIMITED	44 002 818 368

We (the entity) give ASX the following information.

Information about buy-back

1	Type of buy-back	ON-MARKET
2	Date Appendix 3C was given to ASX	24 AUGUST 2004

Total of all shares bought back, or in relation to which acceptances have been received, before, and on, previous day

		Before previous day	Previous day
3	Number of shares bought back or if buy-back is an equal access scheme, in relation to which acceptances have been received	9,270,045	175,000
4	Total consideration paid or payable for the shares	$97,975,835	$1,897,065

+ See chapter 19 for defined terms.

	Before previous day		Previous day	
5 If buy-back is an on-market buy-back	highest price paid:	$12.50	highest price paid:	$10.91
	date:	29/08/05		
	lowest price paid:	$7.08	lowest price paid:	$10.65
	date:	20/10/04		
			highest price allowed under rule 7.33:	$11.51

Participation by directors

6 Deleted 30/9/2001.	

How many shares may still be bought back?

7 If the company has disclosed an intention to buy back a maximum number of shares - the remaining number of shares to be bought back	The company has not disclosed an intention to buy back a maximum number of shares. The company intends to buy back up to $100M of shares.

Compliance statement

1. The company is in compliance with all Corporations Law requirements relevant to this buy-back.

2. There is no information that the listing rules require to be disclosed that has not already bee disclosed, or is not contained in, or attached to, this form.

Sign here: ....
(~~Director~~/Company secretary)

Date: 14 October 2005

Print name: John Carr-Gregg

+ See chapter 19 for defined terms.

Rule 3.8A

Appendix 3E

Daily share buy-back notice (*except* minimum holding buy-back and selective buy-back)

Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/9/99. Origin: rule 3.6, Appendix 7C. Amended 30/9/2001.

Name of Entity	ABN
ARISTOCRAT LEISURE LIMITED	44 002 818 368

We (the entity) give ASX the following information.

Information about buy-back

1 Type of buy-back: ON-MARKET

2 Date Appendix 3C was given to ASX: 24 AUGUST 2004

Total of all shares bought back, or in relation to which acceptances have been received, before, and on, previous day

		Before previous day	Previous day
3	Number of shares bought back or if buy-back is an equal access scheme, in relation to which acceptances have been received	9,445,045	11,764
4	Total consideration paid or payable for the shares	$99,872,900	$127,051

+ See chapter 19 for defined terms.

	Before previous day	Previous day
5 If buy-back is an on-market buy-back	highest price paid: $12.50 date: 29/08/05 lowest price paid: $7.08 date: 20/10/04	highest price paid: $10.80 lowest price paid: $10.80 highest price allowed under rule 7.33: $11.47

Participation by directors

6 Deleted 30/9/2001.

How many shares may still be bought back?

7 If the company has disclosed an intention to buy back a maximum number of shares - the remaining number of shares to be bought back

The company has not disclosed an intention to buy back a maximum number of shares. The company intends to buy back up to $100M of shares.

Compliance statement

1. The company is in compliance with all Corporations Law requirements relevant to this buy-back.

2. There is no information that the listing rules require to be disclosed that has not already bee disclosed, or is not contained in, or attached to, this form.

Sign here: .... Date: 17 October 2005
(~~Director~~/Company secretary)

Print name: John Carr-Gregg

+ See chapter 19 for defined terms.

Rule 3.8A

Appendix 3F

Final share buy-back notice
(*except* minimum holding buy-back)

Introduced 1/9/99. Origin: Appendices 7D and 7E. Amended 30/9/2001.

Name of entity	ABN
Aristocrat Leisure Ltd	44 002 818 368

We (the entity) give ASX the following information.

Description of buy-back

1	Type of buy-back	On market

Details of all shares bought back

2	Number of shares bought back	9,456,809
3	Total consideration paid or payable for the shares	$99,999,998.44
4	If buy-back is an on-market buy-back - highest and lowest price paid	highest price: $12.50 date: 29/08/05 lowest price: $7.08 date: 20/10/04

+ See chapter 19 for defined terms.

Compliance statement

1. The company is in compliance with all Corporations Act requirements relevant to this buy-back.

2. There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not contained in, or attached to, this form.

Sign here: .... Date: 17 Oct 05
(Director/Company secretary)

Print name: John Carr-Gregg

== == == == ==

+ See chapter 19 for defined terms.


ARISTOCRAT

ARISTOCRAT WELCOMES RULING IN SHAREHOLDER CLASS ACTION

Sydney, 20 October 2005

Aristocrat Leisure Limited (ASX:ALL) announced today that the Federal Court of Australia has held that the shareholder class action proceedings against Aristocrat cannot continue as representative proceedings in their current form.

Justice Stone found that the class definition used in the proceedings contained a "fatal flaw" because it required shareholders to instruct Maurice Blackburn Cashman as their lawyers in order to be represented in the proceedings. Justice Stone said that such an arrangement constituted "an abuse of the Court's processes" and was "repugnant to the policy of the [Federal Court] Act".

Her Honour also said it was "inappropriate and not in the interests of justice to permit a proceeding to continue ..... in circumstances where the clear legislative intention is subverted ......".

Her Honour held that, in the circumstances, it was not appropriate for the proceedings to continue as a representative class action while shareholders are obliged to retain Maurice Blackburn Cashman in order to be members of the class.

Justice Stone has allowed the applicant in the proceedings (Dorajay Pty Ltd) a 2 week period in which to consider how it will respond to the decision.

Enquiries: Tim Allerton 0412 715 707


ARISTOCRAT

ARISTOCRAT LEISURE LIMITED ACQUIRES 50% INTEREST IN GLOBAL MULTI-TERMINAL GAMING MANUFACTURER

Sydney, 7 November 2005

Aristocrat Leisure Limited (ASX:ALL) today announced that it had acquired a 50 per cent interest in the Elektroncek group of companies ("Elektroncek").

Elektroncek, which trades under the Interblock brandname, manufactures a range of electro-mechanical multi-terminal gaming products, including Roulette, Dice and Sic Bo, with a number of other products in advanced stages of development.

The company is based in Slovenia, part of the European Union, and sells its products in a wide range of gaming jurisdictions, including territories in Europe, the US, Canada and Macau. It currently has products awaiting approval in a number of jurisdictions, including NSW in Australia.

Aristocrat's initial investment will be Euros 30 million (A$48 million) with up to a further Euros 10 million (A$16 million) payable, dependent on the achievement of certain financial performance targets for the years ended 31 December 2005 and 2006.

Elektroncek is currently forecasting revenues for the year to 31 December 2005 of approximately Euros 40 million and EBITDA of approximately Euros 10 million. The acquisition will have minimal net impact on Aristocrat's earnings in 2005 and is expected to be accretive by around 1 cent per share in 2006.

Acquisition of the interest in Elektroncek allows Aristocrat to compete in the increasingly popular multi-terminal segment of the gaming market. Elektroncek will gain significant benefits from the use of Aristocrat's extensive sales channels across 200 jurisdictions around the world.

Completion of this transaction remains subject to a number of procedural conditions subsequent including regulatory approvals.

Mr Paul Oneile, Aristocrat Chief Executive Officer and Managing Director said, "We have been very impressed with the Interblock product range and the momentum which Elektroncek has been building up across a range of very important gaming markets".

"We believe that the two companies have complementary products and we look forward to jointly developing the markets for the Interblock product range around the world," concluded Mr Oneile.

Further Information:

Tim Allerton
City Public Relations
(02) 9267 4511

Aristocrat Leisure Limited is a leading global entertainment company, which provides a comprehensive range of gaming solutions to entertainment venues around the world. The company is licensed by over two hundred regulators and its products and services are available in over ninety countries around the world.

Elektroncek Group BV
Elektroncek is a leading producer of electro-mechanical multi-terminal gaming products, including Roulette, Dice and Sic Bo, marketed under the Interblock brandname. Its products are sold to a wide range of gaming jurisdictions, including territories in Europe, the US, Canada and Macau, with approvals pending in a number of other jurisdictions, including NSW in Australia.

Rule 3.8A

Appendix 3C

Announcement of buy-back (*except* minimum holding buy-back)

Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/9/99. Origin: Appendix 7B. Amended 13/3/2000, 30/9/2001.

Name of entity	ABN
Aristocrat Leisure Limited	44 002 818 368

We (the entity) give ASX the following information.

Information about buy-back

1	Type of buy-back	On-market
2	+Class of shares which is the subject of the buy-back *(eg, ordinary/preference)*	Ordinary
3	Voting rights *(eg, one for one)*	One for one
4	Fully paid/partly paid *(and if partly paid, details of how much has been paid and how much is outstanding)*	Fully paid
5	Number of shares in the +class on issue	471, 611, 639
6	Whether shareholder approval is required for buy-back	No
7	Reason for buy-back	Aristocrat is undertaking the buy-back to maintain an efficient capital structure and to return excess cash to shareholders.

+ See chapter 19 for defined terms.

8	Any other information material to a shareholder's decision whether to accept the offer *(eg, details of any proposed takeover bid)*	Refer to ASX announcement dated 23 November 2005

On-market buy-back

9	Name of broker who will act on the company's behalf	UBS Securities Australia Ltd
10	Deleted 30/9/2001.	
11	If the company intends to buy back a maximum number of shares - that number Note: This requires a figure to be included, not a percentage.	The company intends to buy back up to $100m of shares.
12	If the company intends to buy back shares within a period of time - that period of time; if the company intends that the buy-back be of unlimited duration - that intention	N/A
13	If the company intends to buy back shares if conditions are met - those conditions	N/A

Employee share scheme buy-back

14	Number of shares proposed to be bought back	N/A
15	Price to be offered for shares	N/A

+ See chapter 19 for defined terms.

Selective buy-back

16	Name of person or description of class of person whose shares are proposed to be bought back	N/A
17	Number of shares proposed to be bought back	N/A
18	Price to be offered for shares	N/A

Equal access scheme

19	Percentage of shares proposed to be bought back	N/A
20	Total number of shares proposed to be bought back if all offers are accepted	N/A
21	Price to be offered for shares	N/A
22	+Record date for participation in offer Cross reference: Appendix 7A, clause 9.	N/A

Compliance statement

1. The company is in compliance with all Corporations Act requirements relevant to this buy-back.

2. There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not contained in, or attached to, this form.

Sign here: .... Date: ....23/11/05................
(Director/Company secretary)

Print name: John Carr Gregg...

+ See chapter 19 for defined terms.

+ See chapter 19 for defined terms.


ARISTOCRAT

ARISTOCRAT LEISURE LIMITED ANNOUNCES FURTHER $100 MILLION ON-MARKET SHARE BUY-BACK

Sydney, 23 November 2005

Aristocrat Leisure Limited (ASX:ALL) today announced the Company's intention to commence a second on-market share buy-back of up to $100 million of its outstanding issued capital.

On 17 October, 2005, the Company completed its first on-market buy-back of $100 million of shares and now proposes to return up to a further $100 million to shareholders via a second on-market buy-back which will commence on or after 8 December 2005.

Mr Paul Oneile, Aristocrat Chief Executive Officer and Managing Director said, "The Board has determined, in line with the Company's ongoing proactive capital management program and strong cash flow outlook, that it is appropriate and timely to commence a further on-market share buy-back over the next twelve months."

"Aristocrat remains focused on maximising returns to shareholders and believes that an on-market share buy-back constitutes the optimal means of returning surplus funds to shareholders at this time."

Further Information:

Tim Allerton
City Public Relations
(02) 9267 4511

Simon Kelly
Chief Financial Officer
(02) 9413 6601

Aristocrat Leisure Limited is a leading global entertainment company, which provides a comprehensive range of gaming solutions to entertainment venues around the world. The company is licensed by over two hundred regulators and its products and services are available in over ninety countries around the world.

Rule 3.8A

Appendix 3E

Daily share buy-back notice (*except* minimum holding buy-back and selective buy-back)

Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/9/99. Origin: rule 3.6, Appendix 7C. Amended 30/9/2001.

Name of Entity	ABN
ARISTOCRAT LEISURE LIMITED	44 002 818 368

We (the entity) give ASX the following information.

Information about buy-back

1	Type of buy-back	ON-MARKET
2	Date Appendix 3C was given to ASX	23 NOVEMBER 2005

Total of all shares bought back, or in relation to which acceptances have been received, before, and on, previous day

		Before previous day	Previous day
3	Number of shares bought back or if buy-back is an equal access scheme, in relation to which acceptances have been received	-	10,000
4	Total consideration paid or payable for the shares	-	$119,950

+ See chapter 19 for defined terms.

	Before previous day	Previous day
5 If buy-back is an on-market buy-back	highest price paid: - date: lowest price paid: - date:	highest price paid: $12.00 lowest price paid: $11.99 highest price allowed under rule 7.33: $12.75

Participation by directors

6 Deleted 30/9/2001.	

How many shares may still be bought back?

7 If the company has disclosed an intention to buy back a maximum number of shares - the remaining number of shares to be bought back	The company has not disclosed an intention to buy back a maximum number of shares. The company intends to buy back up to $100M of shares.

Compliance statement

1. The company is in compliance with all Corporations Law requirements relevant to this buy-back.

2. There is no information that the listing rules require to be disclosed that has not already bee disclosed, or is not contained in, or attached to, this form.

Sign here: .... Date: 13 December 2005
(~~Director~~/Company secretary)

Print name: John Carr-Gregg

+ See chapter 19 for defined terms.

Rule 3.8A

Appendix 3E

Daily share buy-back notice (*except* minimum holding buy-back and selective buy-back)

Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/9/99. Origin: rule 3.6, Appendix 7C. Amended 30/9/2001.

Name of Entity	ABN
ARISTOCRAT LEISURE LIMITED	44 002 818 368

We (the entity) give ASX the following information.

Information about buy-back

1	Type of buy-back	ON-MARKET
2	Date Appendix 3C was given to ASX	23 NOVEMBER 2005

Total of all shares bought back, or in relation to which acceptances have been received, before, and on, previous day

		Before previous day	Previous day
3	Number of shares bought back or if buy-back is an equal access scheme, in relation to which acceptances have been received	10,000	90,000
4	Total consideration paid or payable for the shares	$119,950	$1,077,594

+ See chapter 19 for defined terms.

	Before previous day	Previous day
5 If buy-back is an on-market buy-back	highest price paid: $12.00 date: 12/12/05 lowest price paid: $11.99 date: 12/12/05	highest price paid: $12.05 lowest price paid: $11.93 highest price allowed under rule 7.33: $12.73

Participation by directors

6 Deleted 30/9/2001.	

How many shares may still be bought back?

7 If the company has disclosed an intention to buy back a maximum number of shares - the remaining number of shares to be bought back	The company has not disclosed an intention to buy back a maximum number of shares. The company intends to buy back up to $100M of shares.

Compliance statement

1. The company is in compliance with all Corporations Law requirements relevant to this buy-back.

2. There is no information that the listing rules require to be disclosed that has not already bee disclosed, or is not contained in, or attached to, this form.

Sign here: .... Date: 14 December 2005
(~~Director~~/Company secretary)

Print name: John Carr-Gregg

+ See chapter 19 for defined terms.

Rule 3.8A

Appendix 3E

Daily share buy-back notice (*except* minimum holding buy-back and selective buy-back)

Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/9/99. Origin: rule 3.6, Appendix 7C. Amended 30/9/2001.

Name of Entity	ABN
ARISTOCRAT LEISURE LIMITED	44 002 818 368

We (the entity) give ASX the following information.

Information about buy-back

1	Type of buy-back	ON-MARKET
2	Date Appendix 3C was given to ASX	23 NOVEMBER 2005

Total of all shares bought back, or in relation to which acceptances have been received, before, and on, previous day

		Before previous day	Previous day
3	Number of shares bought back or if buy-back is an equal access scheme, in relation to which acceptances have been received	100,000	200,000
4	Total consideration paid or payable for the shares	$1,197,544	$2,403,095

+ See chapter 19 for defined terms.

	Before previous day	Previous day
5 If buy-back is an on-market buy-back	highest price paid: $12.05 date: 13/12/05 lowest price paid: $11.93 date: 13/12/05	highest price paid: $12.08 lowest price paid: $11.95 highest price allowed under rule 7.33: $12.68

Participation by directors

6 Deleted 30/9/2001.	

How many shares may still be bought back?

7 If the company has disclosed an intention to buy back a maximum number of shares - the remaining number of shares to be bought back	The company has not disclosed an intention to buy back a maximum number of shares. The company intends to buy back up to $100M of shares.

Compliance statement

1. The company is in compliance with all Corporations Law requirements relevant to this buy-back.

2. There is no information that the listing rules require to be disclosed that has not already bee disclosed, or is not contained in, or attached to, this form.

Sign here: .... Date: 15 December 2005
(~~Director~~/Company secretary)

Print name: John Carr-Gregg

+ See chapter 19 for defined terms.

Rule 3.8A

Appendix 3E

Daily share buy-back notice (*except* minimum holding buy-back and selective buy-back)

Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/9/99. Origin: rule 3.6, Appendix 7C. Amended 30/9/2001.

Name of Entity	ABN
ARISTOCRAT LEISURE LIMITED	44 002 818 368

We (the entity) give ASX the following information.

Information about buy-back

1	Type of buy-back	ON-MARKET
2	Date Appendix 3C was given to ASX	23 NOVEMBER 2005

Total of all shares bought back, or in relation to which acceptances have been received, before, and on, previous day

		Before previous day	Previous day
3	Number of shares bought back or if buy-back is an equal access scheme, in relation to which acceptances have been received	300,000	190,000
4	Total consideration paid or payable for the shares	$3,600,639	$2,308,885

+ See chapter 19 for defined terms.

	Before previous day	Previous day
5 If buy-back is an on-market buy-back	highest price paid: $12.08 date: 14/12/2005 lowest price paid: $11.93 date: 13/12/2005	highest price paid: $12.17 lowest price paid: $12.10 highest price allowed under rule 7.33: $12.63

Participation by directors

6 Deleted 30/9/2001.	

How many shares may still be bought back?

7 If the company has disclosed an intention to buy back a maximum number of shares - the remaining number of shares to be bought back	The company has not disclosed an intention to buy back a maximum number of shares. The company intends to buy back up to $100M of shares.

Compliance statement

1. The company is in compliance with all Corporations Law requirements relevant to this buy-back.

2. There is no information that the listing rules require to be disclosed that has not already bee disclosed, or is not contained in, or attached to, this form.

Sign here: .... Date: 16 December 2005
(~~Director~~/Company secretary)

Print name: John Carr-Gregg

+ See chapter 19 for defined terms.

Rule 3.8A

Appendix 3E

Daily share buy-back notice (*except* minimum holding buy-back and selective buy-back)

Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/9/99. Origin: rule 3.6, Appendix 7C. Amended 30/9/2001.

Name of Entity	ABN
ARISTOCRAT LEISURE LIMITED	44 002 818 368

We (the entity) give ASX the following information.

Information about buy-back

1	Type of buy-back	ON-MARKET
2	Date Appendix 3C was given to ASX	23 NOVEMBER 2005

Total of all shares bought back, or in relation to which acceptances have been received, before, and on, previous day

		Before previous day	Previous day
3	Number of shares bought back or if buy-back is an equal access scheme, in relation to which acceptances have been received	490,000	91,000
4	Total consideration paid or payable for the shares	$5,909,524	$1,094,027

+ See chapter 19 for defined terms.

	Before previous day	Previous day
5 If buy-back is an on-market buy-back	highest price paid: $12.17 date: 15/12/2005 lowest price paid: $11.93 date: 13/12/2005	highest price paid: $12.14 lowest price paid: $11.99 highest price allowed under rule 7.33: $12.64

Participation by directors

6 Deleted 30/9/2001.	

How many shares may still be bought back?

7 If the company has disclosed an intention to buy back a maximum number of shares - the remaining number of shares to be bought back	The company has not disclosed an intention to buy back a maximum number of shares. The company intends to buy back up to $100M of shares.

Compliance statement

1. The company is in compliance with all Corporations Law requirements relevant to this buy-back.

2. There is no information that the listing rules require to be disclosed that has not already bee disclosed, or is not contained in, or attached to, this form.

Sign here: .... (~~Director~~/Company secretary)

Date: 19 December 2005

Print name: John Carr-Gregg

+ See chapter 19 for defined terms.

Rule 3.8A

Appendix 3E

Daily share buy-back notice (*except* minimum holding buy-back and selective buy-back)

Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/9/99. Origin: rule 3.6, Appendix 7C. Amended 30/9/2001.

Name of Entity	ABN
ARISTOCRAT LEISURE LIMITED	44 002 818 368

We (the entity) give ASX the following information.

Information about buy-back

1	Type of buy-back	ON-MARKET
2	Date Appendix 3C was given to ASX	23 NOVEMBER 2005

Total of all shares bought back, or in relation to which acceptances have been received, before, and on, previous day

		Before previous day	Previous day
3	Number of shares bought back or if buy-back is an equal access scheme, in relation to which acceptances have been received	581,000	115,000
4	Total consideration paid or payable for the shares	$7,003,551	$1,385,750

+ See chapter 19 for defined terms.

	Before previous day	Previous day
5 If buy-back is an on-market buy-back	highest price paid: $12.17 date: 15/12/2005 lowest price paid: $11.93 date: 13/12/2005	highest price paid: $12.08 lowest price paid: $12.02 highest price allowed under rule 7.33: $12.65

Participation by directors

6 Deleted 30/9/2001.	

How many shares may still be bought back?

7 If the company has disclosed an intention to buy back a maximum number of shares - the remaining number of shares to be bought back	The company has not disclosed an intention to buy back a maximum number of shares. The company intends to buy back up to $100M of shares.

Compliance statement

1. The company is in compliance with all Corporations Law requirements relevant to this buy-back.

2. There is no information that the listing rules require to be disclosed that has not already bee disclosed, or is not contained in, or attached to, this form.

Sign here: .... Date: 20 December 2005
(~~Director~~/Company secretary)

Print name: John Carr-Gregg

+ See chapter 19 for defined terms.


ARISTOCRAT

MANAGING DIRECTOR'S REMUNERATION PACKAGE UPDATE

Sydney, 20 December 2005

The Board of Aristocrat Leisure Limited (ASX:ALL) today announced the results of its annual review of the Chief Executive Officer and Managing Director's remuneration package.

The Chairman of the Board, Mr David Simpson, said: "The Board has considered the recommendations of the Remuneration Committee as to the annual review of Mr Oneile's remuneration package. Those recommendations were based on advice received from an external remuneration consultant, taking into consideration a market comparator group. The Board has endorsed the recommendations of the Committee. The outcome of the review, effective 1 December 2005, for the following 12 months, is as follows:

(i) Fixed remuneration will increase from $1.225m to $1.7m;

(ii) Long Term Incentive will increase from 55% to 70% of the fixed remuneration;

(iii) Short Term Incentive, on achievement of target, will increase from 55% to 70% of fixed remuneration, with a possibility of up to approximately 130% of fixed remuneration for outperformance".

The Chairman noted that Mr Oneile's Long Term Incentive participation would be satisfied through the grant of performance share rights in accordance with the rules of the Company's Long Term Incentive Plan.

The number of performance shares rights to be granted to Mr Oneile would be determined by reference to the value of Aristocrat shares on 1 January 2006. The Chairman also indicated that the Board will seek shareholder approval for the grant of the relevant number of performance share rights at the 2006 Annual General Meeting of the Company on 2 May 2006.

Enquiries: Bruce Yahl 0408 272 736

ALL is a leading global entertainment company, which provides a comprehensive range of gaming solutions to entertainment venues around the world. ALL is licensed by over 200 regulators and its products and services are available in over 90 countries around the world.

Rule 3.8A

Appendix 3E

Daily share buy-back notice (*except* minimum holding buy-back and selective buy-back)

Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/9/99. Origin: rule 3.6, Appendix 7C. Amended 30/9/2001.

Name of Entity	ABN
ARISTOCRAT LEISURE LIMITED	44 002 818 368

We (the entity) give ASX the following information.

Information about buy-back

1	Type of buy-back	ON-MARKET
2	Date Appendix 3C was given to ASX	23 NOVEMBER 2005

Total of all shares bought back, or in relation to which acceptances have been received, before, and on, previous day

		Before previous day	Previous day
3	Number of shares bought back or if buy-back is an equal access scheme, in relation to which acceptances have been received	696,000	140,000
4	Total consideration paid or payable for the shares	$8,389,301	$1,687,489

+ See chapter 19 for defined terms.

	Before previous day	Previous day
5 If buy-back is an on-market buy-back	highest price paid: $12.17 date: 15/12/2005 lowest price paid: $11.93 date: 13/12/2005	highest price paid: $12.12 lowest price paid: $12.03 highest price allowed under rule 7.33: $12.64

Participation by directors

6 Deleted 30/9/2001.	

How many shares may still be bought back?

7 If the company has disclosed an intention to buy back a maximum number of shares - the remaining number of shares to be bought back	The company has not disclosed an intention to buy back a maximum number of shares. The company intends to buy back up to $100M of shares.

Compliance statement

1. The company is in compliance with all Corporations Law requirements relevant to this buy-back.

2. There is no information that the listing rules require to be disclosed that has not already bee disclosed, or is not contained in, or attached to, this form.

Sign here: .... Date: 21 December 2005
(~~Director~~/Company secretary)

Print name: John Carr-Gregg

+ See chapter 19 for defined terms.

Rule 3.8A

Appendix 3E

Daily share buy-back notice (*except* minimum holding buy-back and selective buy-back)

Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/9/99. Origin: rule 3.6, Appendix 7C. Amended 30/9/2001.

Name of Entity	ABN
ARISTOCRAT LEISURE LIMITED	44 002 818 368

We (the entity) give ASX the following information.

Information about buy-back

1	Type of buy-back	ON-MARKET
2	Date Appendix 3C was given to ASX	23 NOVEMBER 2005

Total of all shares bought back, or in relation to which acceptances have been received, before, and on, previous day

		Before previous day	Previous day
3	Number of shares bought back or if buy-back is an equal access scheme, in relation to which acceptances have been received	836,000	115,000
4	Total consideration paid or payable for the shares	$10,076,790	$1,401,758

+ See chapter 19 for defined terms.

	Before previous day	Previous day
5 If buy-back is an on-market buy-back	highest price paid: $12.17 date: 15/12/2005 lowest price paid: $11.93 date: 13/12/2005	highest price paid: $12.20 lowest price paid: $12.17 highest price allowed under rule 7.33: $12.66

Participation by directors

6 Deleted 30/9/2001.	

How many shares may still be bought back?

7 If the company has disclosed an intention to buy back a maximum number of shares - the remaining number of shares to be bought back	The company has not disclosed an intention to buy back a maximum number of shares. The company intends to buy back up to $100M of shares.

Compliance statement

1. The company is in compliance with all Corporations Law requirements relevant to this buy-back.

2. There is no information that the listing rules require to be disclosed that has not already bee disclosed, or is not contained in, or attached to, this form.

Sign here: .... Date: 22 December 2005
(~~Director~~/Company secretary)

Print name: John Carr-Gregg

+ See chapter 19 for defined terms.

Rule 3.8A

Appendix 3E

Daily share buy-back notice (*except* minimum holding buy-back and selective buy-back)

Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/9/99. Origin: rule 3.6, Appendix 7C. Amended 30/9/2001.

Name of Entity	ABN
ARISTOCRAT LEISURE LIMITED	44 002 818 368

We (the entity) give ASX the following information.

Information about buy-back

1	Type of buy-back	ON-MARKET
2	Date Appendix 3C was given to ASX	23 NOVEMBER 2005

Total of all shares bought back, or in relation to which acceptances have been received, before, and on, previous day

		Before previous day	Previous day
3	Number of shares bought back or if buy-back is an equal access scheme, in relation to which acceptances have been received	951,000	125,000
4	Total consideration paid or payable for the shares	$11,478,548	$1,524,600

+ See chapter 19 for defined terms.

	Before previous day	Previous day
5 If buy-back is an on-market buy-back	highest price paid: $12.20 date: 21/12/2005 lowest price paid: $11.93 date: 13/12/2005	highest price paid: $12.20 lowest price paid: $12.18 highest price allowed under rule 7.33: $12.69

Participation by directors

6 Deleted 30/9/2001.	

How many shares may still be bought back?

7 If the company has disclosed an intention to buy back a maximum number of shares - the remaining number of shares to be bought back	The company has not disclosed an intention to buy back a maximum number of shares. The company intends to buy back up to $100M of shares.

Compliance statement

1. The company is in compliance with all Corporations Law requirements relevant to this buy-back.

2. There is no information that the listing rules require to be disclosed that has not already bee disclosed, or is not contained in, or attached to, this form.

Sign here: .... Date: 23 December 2005
(~~Director~~/Company secretary)

Print name: John Carr-Gregg

+ See chapter 19 for defined terms.

Rule 3.8A

Appendix 3E

Daily share buy-back notice (*except* minimum holding buy-back and selective buy-back)

Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/9/99. Origin: rule 3.6, Appendix 7C. Amended 30/9/2001.

Name of Entity	ABN
ARISTOCRAT LEISURE LIMITED	44 002 818 368

We (the entity) give ASX the following information.

Information about buy-back

1	Type of buy-back	ON-MARKET
2	Date Appendix 3C was given to ASX	23 NOVEMBER 2005

Total of all shares bought back, or in relation to which acceptances have been received, before, and on, previous day

		Before previous day	Previous day
3	Number of shares bought back or if buy-back is an equal access scheme, in relation to which acceptances have been received	1,076,000	11,564
4	Total consideration paid or payable for the shares	$13,003,148	$141,081

+ See chapter 19 for defined terms.

	Before previous day		Previous day	
5 If buy-back is an on-market buy-back	highest price paid:	$12.20	highest price paid:	$12.20
	date:	21/12/05		
	lowest price paid:	$11.93	lowest price paid:	$12.20
	date:	13/12/05		
			highest price allowed under rule 7.33:	$12.81

Participation by directors

6 Deleted 30/9/2001.

How many shares may still be bought back?

7 If the company has disclosed an intention to buy back a maximum number of shares - the remaining number of shares to be bought back	The company has not disclosed an intention to buy back a maximum number of shares. The company intends to buy back up to $100M of shares.

Compliance statement

1. The company is in compliance with all Corporations Law requirements relevant to this buy-back.

2. There is no information that the listing rules require to be disclosed that has not already bee disclosed, or is not contained in, or attached to, this form.

Sign here: .... Date: 11 January 2006
(~~Director~~/Company secretary)

Print name: John Carr-Gregg

+ See chapter 19 for defined terms.

Rule 3.8A

Appendix 3E

Daily share buy-back notice (*except* minimum holding buy-back and selective buy-back)

Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/9/99. Origin: rule 3.6, Appendix 7C. Amended 30/9/2001.

Name of Entity	ABN
ARISTOCRAT LEISURE LIMITED	44 002 818 368

We (the entity) give ASX the following information.

Information about buy-back

1	Type of buy-back	ON-MARKET
2	Date Appendix 3C was given to ASX	23 NOVEMBER 2005

Total of all shares bought back, or in relation to which acceptances have been received, before, and on, previous day

		Before previous day	Previous day
3	Number of shares bought back or if buy-back is an equal access scheme, in relation to which acceptances have been received	1,087,564	100,000
4	Total consideration paid or payable for the shares	$13,144,229	$1,219,621

+ See chapter 19 for defined terms.

	Before previous day	Previous day
5 If buy-back is an on-market buy-back	highest price paid: $12.20 date: 21/12/05 lowest price paid: $11.93 date: 13/12/05	highest price paid: $12.20 lowest price paid: $12.17 highest price allowed under rule 7.33: $12.83

Participation by directors

6 Deleted 30/9/2001.

How many shares may still be bought back?

7 If the company has disclosed an intention to buy back a maximum number of shares - the remaining number of shares to be bought back	The company has not disclosed an intention to buy back a maximum number of shares. The company intends to buy back up to $100M of shares.

Compliance statement

1. The company is in compliance with all Corporations Law requirements relevant to this buy-back.

2. There is no information that the listing rules require to be disclosed that has not already bee disclosed, or is not contained in, or attached to, this form.

Sign here: .... Date: 13 January 2006
(~~Director~~/Company secretary)

Print name: John Carr-Gregg

+ See chapter 19 for defined terms.

Rule 3.8A

Appendix 3E

Daily share buy-back notice (*except* minimum holding buy-back and selective buy-back)

Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/9/99. Origin: rule 3.6, Appendix 7C. Amended 30/9/2001.

Name of Entity	ABN
ARISTOCRAT LEISURE LIMITED	44 002 818 368

We (the entity) give ASX the following information.

Information about buy-back

1	Type of buy-back	ON-MARKET
2	Date Appendix 3C was given to ASX	23 NOVEMBER 2005

Total of all shares bought back, or in relation to which acceptances have been received, before, and on, previous day

		Before previous day	Previous day
3	Number of shares bought back or if buy-back is an equal access scheme, in relation to which acceptances have been received	1,187,564	100,000
4	Total consideration paid or payable for the shares	$14,363,850	$1,203,649

+ See chapter 19 for defined terms.

	Before previous day	Previous day
5 If buy-back is an on-market buy-back	highest price paid: $12.20 date: 21/12/05 lowest price paid: $11.93 date: 13/12/05	highest price paid: $12.11 lowest price paid: $11.99 highest price allowed under rule 7.33: $12.83

Participation by directors

6 Deleted 30/9/2001.	

How many shares may still be bought back?

7 If the company has disclosed an intention to buy back a maximum number of shares - the remaining number of shares to be bought back	The company has not disclosed an intention to buy back a maximum number of shares. The company intends to buy back up to $100M of shares.

Compliance statement

1. The company is in compliance with all Corporations Law requirements relevant to this buy-back.

2. There is no information that the listing rules require to be disclosed that has not already bee disclosed, or is not contained in, or attached to, this form.

Sign here: .... Date: 16 January 2006
(~~Director~~/Company secretary)

Print name: John Carr-Gregg

+ See chapter 19 for defined terms.

Rule 3.8A

Appendix 3E

Daily share buy-back notice (*except* minimum holding buy-back and selective buy-back)

Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/9/99. Origin: rule 3.6, Appendix 7C. Amended 30/9/2001.

Name of Entity	ABN
ARISTOCRAT LEISURE LIMITED	44 002 818 368

We (the entity) give ASX the following information.

Information about buy-back

1	Type of buy-back	ON-MARKET
2	Date Appendix 3C was given to ASX	23 NOVEMBER 2005

Total of all shares bought back, or in relation to which acceptances have been received, before, and on, previous day

		Before previous day	Previous day
3	Number of shares bought back or if buy-back is an equal access scheme, in relation to which acceptances have been received	1,287,564	100,000
4	Total consideration paid or payable for the shares	$15,567,499	$1,205,480

+ See chapter 19 for defined terms.

	Before previous day	Previous day
5 If buy-back is an on-market buy-back	highest price paid: $12.20 date: 21/12/05 lowest price paid: $11.93 date: 13/12/05	highest price paid: $12.10 lowest price paid: $11.98 highest price allowed under rule 7.33: $12.79

Participation by directors

6 Deleted 30/9/2001.	

How many shares may still be bought back?

7 If the company has disclosed an intention to buy back a maximum number of shares - the remaining number of shares to be bought back	The company has not disclosed an intention to buy back a maximum number of shares. The company intends to buy back up to $100M of shares.

Compliance statement

1. The company is in compliance with all Corporations Law requirements relevant to this buy-back.

2. There is no information that the listing rules require to be disclosed that has not already bee disclosed, or is not contained in, or attached to, this form.

Sign here: .... Date: 17 January 2006
(~~Director~~/Company secretary)

Print name: John Carr-Gregg

Rule 3.8A

Appendix 3E

Daily share buy-back notice (*except* minimum holding buy-back and selective buy-back)

Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/9/99. Origin: rule 3.6, Appendix 7C. Amended 30/9/2001.

Name of Entity	ABN
ARISTOCRAT LEISURE LIMITED	44 002 818 368

We (the entity) give ASX the following information.

Information about buy-back

1	Type of buy-back	ON-MARKET
2	Date Appendix 3C was given to ASX	23 NOVEMBER 2005

Total of all shares bought back, or in relation to which acceptances have been received, before, and on, previous day

		Before previous day	Previous day
3	Number of shares bought back or if buy-back is an equal access scheme, in relation to which acceptances have been received	1,387,564	100,000
4	Total consideration paid or payable for the shares	$16,772,979	$1,197,852

+ See chapter 19 for defined terms.

	Before previous day	Previous day
5 If buy-back is an on-market buy-back	highest price paid: $12.20 date: 21/12/05 lowest price paid: $11.93 date: 13/12/05	highest price paid: $12.00 lowest price paid: $11.95 highest price allowed under rule 7.33: $12.73

Participation by directors

6 Deleted 30/9/2001.	

How many shares may still be bought back?

7 If the company has disclosed an intention to buy back a maximum number of shares - the remaining number of shares to be bought back	The company has not disclosed an intention to buy back a maximum number of shares. The company intends to buy back up to $100M of shares.

Compliance statement

1. The company is in compliance with all Corporations Law requirements relevant to this buy-back.

2. There is no information that the listing rules require to be disclosed that has not already bee disclosed, or is not contained in, or attached to, this form.

Sign here: .... Date: 18 January 2006
(~~Director~~/Company secretary)

Print name: John Carr-Gregg

+ See chapter 19 for defined terms.

Securities and Exchange Commission
January 19, 2006

Documents lodged with the Australian Securities Investment Corporation

Tab	Date	Announcement
1	10/04/2005	Form 604 Details of Substantial Holder
2	10/05/2005	Form 484 Change to Company Details
3	10/14/2005	Form 603 Notice of Initial Substantial Holder
4	10/24/2005	Form 484 Change to Company Details
5	12/16/2005	Form 604 Details of Substantial Holder
6	12/19/2005	Form 605 Details of Substantial Holder
7	01/10/2006	Form 484 Change to Company Details

Form 604

To: Aristocrat Leisure Limited

ACN/ARSN: 002 818 368

1. Details of substantial holder

Name: Commonwealth Bank of Australia ACN 123 123 124 (CBA), and their subsidiaries listed in Annexure "A" to this notice (Commonwealth Bank Group)

There was a change in the interests of the substantial holder on 28/09/2005
The previous notice was given to the company on 13/09/2005
The previous notice was dated 13/09/2005

2. Previous and present voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate had a relevant interest in on the date the substantial holder became a substantial holder are as follows:

Class of securities	Previous Notice		Present Notice	
	Person's votes	Voting Power	Person's votes	Voting Power
Fully paid ordinary shares	34,565,832	7.27%	27,019,995	5.68%

For the securities (if any) listed below see NOTE 1 at the end of this form

Class of securities	Previous Notice		Present Notice	
	Person's votes	Voting Power	Person's votes	Voting Power
Fully paid ordinary shares	1,686,682	0.35% see note 1 at the end of this form	1,960,790	0.41% see note 1 at the end of this form

For the securities (if any) listed below see NOTE 2 at the end of this form

Class of securities	Previous Notice		Present Notice	
	Person's votes	Voting Power	Person's votes	Voting Power
Fully paid ordinary shares	0	0.00% see note 2 at the end of this form	0	0.00% see note 2 at the end of this form

Class of securities	Previous Notice		Present Notice	
	Person's votes	Voting Power	Person's votes	Voting Power
Grand TOTAL Fully paid ordinary shares	36,252,514	7.62%	28,980,785	6.10%

3. Changes in relevant interest

Particulars of each change in, or change in the nature of, a relevant interest of the substantial shareholder or an associate in voting securities of the company or scheme, since the substantial holder was last required to give a substantial holding notice to the company or scheme are as follows:

Date of change	Person whose relevant interest changed	Nature of change	Consideration given in relation to change	Class and number of securities affected	Person's votes affected
See annexure "B" to this notice.					

4. Present relevant interests

Particulars of each relevant interest of the substantial holder in voting securities after the change are as follows:

Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder	Nature of relevant interest	Class and number of shares	Person's votes
Avanteos Investments Ltd ATF Symetry Personal Retirement FD	Avanteos Investments Limited PO Box 1012 Camberwell VIC 3124	Avanteos Investments Ltd ATF Symetry Personal Retirement FD	Power to control the exercise of a right to vote attached to securities and/or to control the exercise of the power to dispose of securities pursuant to the position held as superannuation trustee.	1,905 Fully paid ordinary shares	1,905
AMP Capital Investors as RE for EFM Australian Share Fund 2	Cogent Nominees Pty Limited PO Box R209 Royal Exchange NSW 1225	AMP Capital Investors as RE for EFM Australian Share Fund 2	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	1,007,470 Fully paid ordinary shares	1,007,470
ASBGI Australian Equities Fund	Citicorp Nominees Pty Limited PO Box 3429 Auckland 1 New Zealand	ASBGI Australian Equities Fund	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	26,647 Fully paid ordinary shares	26,647
Commonwealth Balanced B3C	Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001	Commonwealth Balanced B3C	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	50,346 Fully paid ordinary shares	50,346
CFSIL as RE Colonial First State Australian Share Fund	Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001	CFSIL as RE Colonial First State Australian Share Fund	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	291,845 Fully paid ordinary shares	291,845

CFSHK CMF Asia Cash Surplus Fund	Citicorp Nominees Pty Limited GPO Box 14, Hong Kong	CFSHK CMF Asia Cash Surplus Fund	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	48,704 Fully paid ordinary shares	48,704
CFSIL as RE Colonial First State Imputation Fund	Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001	CFSIL as RE Colonial First State Imputation Fund	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	4,175,026 Fully paid ordinary shares	4,175,026
CommSec Trading Limited	Share Direct Nominees Pty Limited Locked Bag 22, Australia Square NSW 1215	CommSec Trading Limited	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	9 Fully paid ordinary shares	9
Commonwealth Growth G3C	Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001	Commonwealth Growth G3C	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	1,120,947 Fully paid ordinary shares	1,120,947
CIML as RE Commonwealth Australian Share Fund	Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001	CIML as RE Commonwealth Australian Share Fund	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	128,391 Fully paid ordinary shares	128,391
CIML as RE Commonwealth Share Income Fund	Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001	CIML as RE Commonwealth Share Income Fund	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	460,083 Fully paid ordinary shares	460,083

CIML as RE Commonwealth Growth Fund	Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001	CIML as RE Commonwealth Growth Fund	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	286,847 Fully paid ordinary shares	286,847
CIML as RE Commonwealth Income Fund	Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001	CIML as RE Commonwealth Income Fund	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	71,649 Fully paid ordinary shares	71,649
CFSIL ATF CMLA Non MI Aust Indust Share Fund	Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001	CFSIL ATF CMLA Non MI Aust Indust Share Fund	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	163,059 Fully paid ordinary shares	163,059
CFSIL ATF CMLA MI Aus Indust Share	Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001	CFSIL ATF CMLA MI Aus Indust Share	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	557,874 Fully paid ordinary shares	557,874
CFSIL ATF CFCL Non Market Linked Australian Industrial Share	Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001	CFSIL ATF CFCL Non Market Linked Australian Industrial Share	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	94,190 Fully paid ordinary shares	94,190
Commonwealth Managed MIC	Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001	Commonwealth Managed MIC	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	17,335 Fully paid ordinary shares	17,335

Commonwealth Managed M3C	Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001	Commonwealth Managed M3C	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	325,879 Fully paid ordinary shares	325,879
CFSIL A/C Motor Accident Commission	Motor Accident Commission, c/o Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001	CFSIL A/C Motor Accident Commission	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	61,128 Fully paid ordinary shares	61,128
MAC CTP Style Neutral	Motor Accident Commission, c/o Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001	MAC CTP Style Neutral	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	191,856 Fully paid ordinary shares	191,856
Nomura Australian Equity Fund	National Nominees Limited GPO Box 1406M, Melbourne 3001, Australia	Nomura Australian Equity Fund	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	47,129 Fully paid ordinary shares	47,129
CISL ATF CFCL MI Aust Ind Share (Super Bus) Fund	Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001	CISL ATF CFCL MI Aust Ind Share (Super Bus) Fund	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	609,092 Fully paid ordinary shares	609,092
Queensland Coal And Oil Shale	JP Morgan Nominees Australia Limited Locked Bag 7, Royal Exchange, Sydney NSW 2001	Queensland Coal And Oil Shale	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	126,842 Fully paid ordinary shares	126,842

Storm Financial Australian Industrials Index Fund	Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001	Storm Financial Australian Industrials Index Fund	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	131,928 Fully paid ordinary shares	131,928
COLONIAL CORE EQUITIES	Citicorp Nominees Pty Limited GPO Box 764G Melbourne VIC 3001	COLONIAL CORE EQUITIES	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	1,075,116 Fully paid ordinary shares	1,075,116
MERRILL LYNCH AUSTRALIAN EQ	Citicorp Nominees Pty Limited GPO Box 764G Melbourne VIC 3001	MERRILL LYNCH AUSTRALIAN EQ	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	656,799 Fully paid ordinary shares	656,799
BARCLAYS GLOBAL INVESTORS	Citicorp Nominees Pty Limited GPO Box 764G Melbourne VIC 3001	BARCLAYS GLOBAL INVESTORS	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	828,574 Fully paid ordinary shares	828,574
Commonwealth Diversified Share Fund	Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001	Commonwealth Diversified Share Fund	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	34,140 Fully paid ordinary shares	34,140
Wholesale Australian Share Fund - Core	Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001	Wholesale Australian Share Fund - Core	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	1,174,638 Fully paid ordinary shares	1,174,638

Wholesale Indexed Australian Share Fund	Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001	Wholesale Indexed Australian Share Fund	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	407,221 Fully paid ordinary shares	407,221
Wholesale Low Tracking Error Australian Share Fund	Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001	Wholesale Low Tracking Error Australian Share Fund	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	638,141 Fully paid ordinary shares	638,141
CFSIL AS RE Colonial First State Wholesale Australian Share	Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001	CFSIL AS RE Colonial First State Wholesale Australian Share	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	3,226,296 Fully paid ordinary shares	3,226,296
CFSIL as RE Colonial First State Wholesale Imputation Fund	Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001	CFSIL as RE Colonial First State Wholesale Imputation Fund	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	6,246,594 Fully paid ordinary shares	6,246,594
CFS W/Sale Core Industrial Fund	Citicorp Nominees Pty Limited GPO Box 764G Melbourne VIC 3001	CFS W/Sale Core Industrial Fund	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	484,379 Fully paid ordinary shares	484,379
CFSIL as RE Colonial First State Wholesale Industrial Share	Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001	CFSIL as RE Colonial First State Wholesale Industrial Share	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	2,251,916 Fully paid ordinary shares	2,251,916

CFSIL as RE Commonwealth Australian Boutique Share Fund 1	Citicorp Nominees Pty Limited GPO Box 764G Melbourne VIC 3001	CFSIL as RE Commonwealth Australian Boutique Share Fund 1	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	68,966 Fully paid ordinary shares "*" See note 1 on the last page of this form.	68,966
CFSIL as RE Commonwealth Australian Shares Fund 3	Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001	CFSIL as RE Commonwealth Australian Shares Fund 3	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	109,300 Fully paid ordinary shares "*" See note 1 on the last page of this form.	109,300
CFSIL as RE Commonwealth Australian Shares Fund 5	Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001	CFSIL as RE Commonwealth Australian Shares Fund 5	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	987,163 Fully paid ordinary shares "*" See note 1 on the last page of this form.	987,163
CFSIL as RE Commonwealth Australian Shares Fund 6	Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001	CFSIL as RE Commonwealth Australian Shares Fund 6	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	59,395 Fully paid ordinary shares "*" See note 1 on the last page of this form.	59,395
CFSIL as RE Commonwealth Australian Shares Fund 10	Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001	CFSIL as RE Commonwealth Australian Shares Fund 10	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	126,866 Fully paid ordinary shares "*" See note 1 on the last page of this form.	126,866
CFSIL as RE Commonwealth Australian Share Fund 15	Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001	CFSIL as RE Commonwealth Australian Share Fund 15	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	43,443 Fully paid ordinary shares "*" See note 1 on the last page of this form.	43,443

CFSIL as RE Commonwealth Australian Share Fund 19	Citicorp Nominees Pty Limited GPO Box 764G Melbourne VIC 3001	CFSIL as RE Commonwealth Australian Share Fund 19	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	565,657 Fully paid ordinary shares "*" See note 1 on the last page of this form.	565,657

5. Consideration

The consideration paid for each relevant interest referred to in paragraph 3 above, and acquired in the four months prior to the day that the substantial holder became a substantial holder, is as follows:

Holder of relevant interest	Date of acquisition	Consideration Cash	Non-Cash	Class and number of securities
See annexure "B" to this notice				

6. Associates

The reasons and persons named in paragraph 3 above are associates of the substantial holder are as follows:

Name	Nature of Association
CBA and Commonwealth Bank Group	The Commonwealth Bank Group (other than Commonwealth Bank of Australia) are body corporates controlled by Commonwealth Bank of Australia and are therefore associates of Commonwealth Bank of Australia and of each other for the purposes of the Corporations Act.

7. Address

The addresses of persons named in this form are as follows:

Name	Address
CBA and Commonwealth Bank Group	C/- Level 2, 48 Martin Place Sydney NSW 1155

8. Signature

NOTE 1--(This note is relevant to section 2 3 4 and 5)

The relevant interests in these securitites are /were held by Colonial First State Investments Limited (CFS) as responsible entity of the specified registered managed investment schemes and relate(d) to holdings in connection with the Colonial First State First Choice product range. Decisions to buy/sell those securities and exercise voting rights in relation to those securities are made by external managers (unrelated to the Commonwealth Bank Group) to whom CFS has outsourced those functions. By instrument dated 29 October 2001 the Australian Securities and Investments Commission has granted certain relief to CFS and its related bodies corporate for these holdings from the provisions of Chapter 6 of the Corporations Act in relation to the acquisition of such securities.

NOTE 2--(This note is relevant to section 2 3 4 and 5)

452 Capital Pty Ltd ("452 Capital") is the investment manager in relation to the securities. Exercise of voting and disposal powers by 452 Capital is subject to any client direction. CMLA has a relevant interest in more than 20% of the shares in 452 Capital by virtue of the Exclusivity Agreement attached as Annexure A and therefore, by virtue of s608(3)(a) has a deemed relevant interest in the securities.

....

John Damien Hatton – Company Secretary

Dated the 4 day of October 2005.

Annexure A

This is the annexure mark A of 2 pages referred to in Form 604, Notice of change of interests of Substantial Holder of Commonwealth Bank of Australia ACN 123 123 124 and certain other companies dated 28/09/2005

John Damien Hatton -- Company Secretary

SCHEDULE

A.C.N. 004 929 962 Pty Ltd (ACN 4929962)
A.C.N. 007 255 521 Pty Ltd (ACN 7255521)
A.C.N. 080 159 762 Pty Ltd (ACN 80159762)
ACAPM Holdings A Pty Limited (ACN 99726495)
ACAPM Holdings B Pty Limited (ACN 99726486)
ACAPM Pty Limited (ACN 99744297)
Aetna Properties Ltd (ACN 572225)
AFS Life Finance Pty Limited (ACN 85514147)
AGAL Holdings Pty Limited (ACN 96911367)
Antarctic Shipping Pty Ltd (ACN 3622491)
Aquashell Pty Limited (ACN 57036076)
Aquasten Pty Ltd (ACN 6485785)
Armraynald Investments Pty Limited (ACN 68291403)
Australian Bank Limited (ACN 8558601)
Australian Company Number 002 680 471 Pty Limited (ACN 2680471)
Australian Company Number 008 521 579 Pty Limited (ACN 8521579)
Australian TIC Management Pty Limited (ACN 2213952)
Avanteos Investments Limited (ACN 066 862 977)
Bennelong Centre Pty Ltd (ACN 7328949)
Bizserv Pty Ltd (ACN 94234812)
Brookhollow Ave Pty Limited (ACN 81129660)
CAPITAL 121 PTY LIMITED (ACN 3148187)
CB-CLA Limited (ACN 3069458)
CB-CLARI Pty Limited (ACN 1826884)
CB-CLAS Limited (ACN 3177222)
CB-CLFIA Limited (ACN 3123233)
CB-CLHA Limited (ACN 3742747)
CB-CLMM Limited (ACN 6507731)
CB-CLPF Limited (ACN 1657503)
CB-CLPSG Limited (ACN 2585695)
CB-CLRA Pty Limited (ACN 1826893)
CB-CLSA Limited (ACN 3774865)
CBA CORPORATE SERVICES (NSW) PTY LIMITED (72765434)
CBA Corporate Services (VIC) Pty Limited (ACN 72103532)
CBA Indemnity Co. Pty Limited (ACN 72183290)
CBA International Finance Pty Limited (ACN 63487589)
CBA Investments (No 2) Pty Limited (ACN 73093286)
CBA Investments Limited (ACN 835423)
CBA Leasing (No 2) Pty Limited (ACN 64489238)
CBA Rail & Tram Company Pty Limited (ACN 92452625)
CBA Specialised Financing Limited (ACN 8544554)
CBFC Leasing Pty Limited (ACN 8520965)
CBFC Limited (ACN 8519462)
CBFC Properties Pty Limited (ACN 770454)
CC Group Holdings Pty Ltd (ACN 5934083)
CFS Managed Property Limited (ACN 6464428)
Chullora Equity Investment (No 1) Pty Limited (ACN 70676943)
Chullora Equity Investment (No 2) Pty Limited (ACN 70676710)
Chullora Equity Investment (No 3) Pty Limited (ACN 70677431)
CISL (Hazelwood) Pty Limited (ACN 74747185)
CM Somerton Pty Ltd (ACN 5367671)
CMG Asia Limited (ACN)
CMG Asia Pty Ltd (ACN 75668932)
CMG Asia Trustee Company Limited (ACN)
CMG CH China Funds Management Limited (ACN 61146183)
CMG CH China Investments Limited (ACN 61513675)
Collateral Leasing Pty Limited (ACN 2681218)
Colonial AFS Services Pty Ltd (ACN 83514667)
Colonial Agricultural Company Limited (ACN 3963862)
Colonial Asset Finance Pty Ltd (ACN 89354370)
Colonial Asset Management Limited (ACN 64031769)
Colonial Australian Superannuation Ltd (ACN 3244040)
Colonial e.Com Ltd (ACN 3345766)
Colonial Employee Share Plan Pty Ltd (ACN 75669028)
Colonial Finance (Australia) Ltd (ACN 89843041)
Colonial Finance Limited (ACN 67105435)
Colonial Financial Corporation Limited (ACN 29818)
Colonial Financial Management Limited (ACN 7299498)
Colonial First State Fund Services Ltd (ACN 3257001)
Colonial First State Group Limited (ACN 4405556)
Colonial First State Investments Limited (CFSIL) (ACN 2348352)
Colonial First State Private Capital Limited (ACN 2785739)
Colonial First State Private Equity Limited (ACN 2642819)
Colonial First State Property Holdings No 2 Pty Ltd (ACN 511624)
Colonial First State Property Holdings No 3 Pty Ltd (ACN 8100445)
Colonial First State Property Investment Limited (ACN 3466117)
Colonial First State Property Limited (ACN 85313926)
Colonial Holding Company (No 2) Pty Ltd (ACN 75333390)
Colonial Holding Company Pty Ltd (ACN 74706782)
Colonial Insurance Services Pty Ltd (ACN 83157117)
Colonial International Factors Pty Limited (ACN 83082973)
Colonial Investment Services Ltd (ACN 2451970)
Colonial Investments Holding Pty Ltd (ACN 75668987)
Colonial LGA Holdings Limited (ACN 1634439)
Colonial Limited (ACN 74042112)
Colonial Mutual Deposit Services Ltd (ACN 6227809)
Colonial Mutual Funds Limited (ACN 6734514)
Colonial Mutual Property Group Pty Ltd (ACN 7322429)
Colonial Mutual Superannuation Pty Ltd (ACN 6831983)
Colonial Net Limited (ACN 2902712)
Colonial PCA Holdings Pty Ltd (ACN 50535647)
Colonial PCA Properties Ltd (ACN 3354247)
Colonial PCA Services Ltd (ACN 3900187)
Colonial Portfolio Services Limited (ACN 66649241)
Colonial Protection Insurance Pty Limited (ACN 83055967)
Colonial Services Pty Limited (ACN 75733023)
Colonial South Australia Limited (ACN 69065130)
Colonial State Residual (No 1) Pty Ltd (ACN 3909402)
Colonial State Residual (No 2) Pty Ltd (ACN 75733032)
Colonial Statutory Funds Management Limited (ACN 2807221)
Colonial Tasman Pty Ltd (ACN 83840644)
Colonial Trade Services (Hong Kong) Limited (ACN)
Commonwealth Bank Officers Superannuation Corporation Pty Ltd (074519798)
Commonwealth Capital Corporation Limited (ACN 78898432)
Commonwealth Capital Limited (ACN 78898370)
Commonwealth Custodial Services Limited (CCSL) (ACN 485487)
Commonwealth Development Bank of Australia Limited (ACN 74707458)
COMMONWEALTH FINANCIAL PLANNING LIMITED (ACN 3900169)
Commonwealth Fleet Lease Pty Limited (ACN 3429356)
Commonwealth Funds Management Limited (CFM) (ACN 52289442)
Commonwealth Group Pty Limited (ACN 87485078)
Commonwealth Insurance Holdings Limited (ACN 88327959)

Commonwealth Insurance Limited (ACN 67524216)
Commonwealth Investments Pty Limited (ACN 65166305)
Commonwealth Managed Investments Limited (CMIL) (ACN 84098180)
Commonwealth Securities (Japan) Pty Limited (ACN 86971922)
COMMWEALTH INTERNATIONAL HOLDINGS PTY LIMITED (ACN 74025371)
CST Securitisation Management Limited (ACN 80151337)
Emerald Holding Company Limited (ACN 66147528)
Financial Wisdom Limited (ACN 6646108)
First State Investment International Limited (Regd Scot 79063)
FIRST STATE INVESTMENT MANAGERS (ASIA) LIMITED (ACN 54571701)
First State Investments (Hong Kong) Limited (206616)
First State Investments (UK) Limited (Regd Eng/Wales 2294743)
First State Nominees (Hong Kong) Ltd (206615)
FIVE D PROPERTY MANAGEMENT (QLD) PTY LTD (ACN 7301573)
FIVE D PROPERTY MANAGEMENT (VIC) PTY LTD (ACN 7301591)
Fleet Care Services Pty Ltd (ACN 74503530)
Gandel Chambers Pty Ltd (ACN 104 741 102)
GATX Rail (BY-2) Pty Limited (ACN 90495980)
GATX Rail (BY-4) Pty Limited (ACN 90495962)
GATX Rail (SW-2) Pty Limited (ACN 90496030)
GATX Rail (SW-4) Pty Limited (ACN 90496012)
Gold Star Mortgage Management Pty Ltd (ACN 63742049)
Hazelwood Investment Company Pty Limited (ACN 75041360)
HIC Finance Pty Limited (ACN 75495528)
Infravest (No 1) Limited (ACN 60472522)
Investment Co Pty Ltd (ACN 83405627)
Jacques Martin Pty Ltd (ACN 6100830)
Lazarose Pty Ltd (ACN 3816448)
LG Inc. (ACN)
Nimitz Nominees Pty Ltd (ACN 3505959)
Perpetual Stock Pty Limited (ACN 65094886)
Retail Investor Pty Limited (ACN 60625194)
S.B.T. Properties Pty Ltd (ACN 9517328)
SBSSW (Delaware) Inc (ACN)
Securitisation Advisory Services Pty Limited (ACN 64133946)
Senbary Pty Limited (ACN 83183242)
SIF Railway No 1 Pty Limited (ACN 96458730)
SME Custodians Pty Ltd (ACN 81924110)
SME Growth Limited (ACN 79678194)
Sparad (No 24) Pty Limited (ACN 57975087)
State Nominees Limited (ACN 677350)
Tactical Global Management Limited (ACN 77796411)
Vanoti Pty Ltd (ACN 3519284)
Wezen Pty Ltd (ACN 3501817)

Commonwealth Investment Services Limited (CISL) (ACN 3049830)
Commonwealth Life Limited (CLL) (ACN 3610008)
Commonwealth Property Pty Limited (ACN 94052436)
COMMSERVE FINANCIAL LTD
Comsec Trading Limited (ACN 3485952)
Darontin Pty Ltd (ACN 7029209)
Fazen Pty Ltd (ACN 3066760)
First State (Hong Kong) LLC (F8489)
First State Investment Management (UK) Limited (Regd Scotland 47708)
First State Investment Services (UK) Limited (Regd England & Wales 3904320)
First State Investments (Singapore) (196900420D)
First State Investments Holdings (Singapore) Limited (Regd 199901706Z)
FIVE D PROPERTY MANAGEMENT (NSW) PTY LTD (ACN 7301582)
FIVE D PROPERTY MANAGEMENT (SA) PTY LTD (ACN 7322438)
FIVE D PROPERTY MANAGEMENT (WA) PTY LTD (ACN 83531579)
Fouron Pty Ltd (ACN 3066840)
GATX Rail (BY-1) Pty Limited (ACN 90495999)
GATX Rail (BY-3) Pty Limited (ACN 90495971)
GATX Rail (SW-1) Pty Limited (ACN 90496058)
GATX Rail (SW-3) Pty Limited (ACN 90496021)
GATX Rail (Victoria) Pty Limited (ACN 90065964)
Goldman Sachs (Asia) L.L.C (ABN 35 717 040 327)
HFV6 PTY LIMITED (ACN 76980740)
Homepath Pty Limited (ACN 81986530)
Infravest (No 2) Limited (ACN 71656865)
Jacques Martin Administration and Consulting Pty Ltd (ACN 6787748)
Keystone Financial Services Ltd (ACN 65021418)
Leaseway Transportation Pty Limited (ACN 78463457)
MMAL Fleet Lease Arranger Pty Ltd (ACN 76409526)
P. and B. Properties Pty Ltd (ACN 9499512)
PFM Holdings Pty Ltd (ACN 3290597)
RVG Administration Company Pty Limited (ACN 70835344)
SBN Nominees Pty Ltd (ACN 3501773)
SBV Nominees Limited (ACN 6291854)
Securitisation Custodian Pty Limited (ACN 76980704)
Share Investments Pty Limited (ACN 54210276)
SIF Railway No 2 Pty Limited (ACN 96458758)
SME Equities Limited (ACN 78207780)
South Australian Fleet Lease Arranger Pty Ltd (ACN 73607440)
Sparad (No 26) Pty Limited (ACN 54797965)
Super Partners Pty Limited (ACN 81837961)
The Colonial Mutual Life Assurance Society Ltd (ACN 4021809)
Victorian Fleet Lease Arranger Pty Limited (ACN 77164811)

End of Annexure A

This is the Annexure marked "B" of 2 pages referred to in the Notice of Substantial Shareholding dated 28 September 2005.

Colonial First State Inv Managers
Transaction listing for the period 14/09/2005 to 28/09/2005 (as per F10 function) Page 1
For Security ALL.AU Aristocrat Leisure Limited

Fund	Pfolio	Trans.	Ccy	Date	Units			Cost/Proceeds		
CC	IEQF	OS-SAL	AUD	23/09/2005	-21968			-259467.8		
							-21968			-259467.76
CC	IEQI	OS-SAL	AUD	23/09/2005	-78680			-929302.8		
							-78680			-929302.75
CC	IGRF	OS-SAL	AUD	15/09/2005	-2238			-27460.6		
CC	IGRF	OS-SAL	AUD	16/09/2005	-5798			-69579.97		
CC	IGRF	OS-PUR	AUD	20/09/2005	205			2405.88		
CC	IGRF	OS-SAL	AUD	26/09/2005	-2739			-32544.12		
							-10570			-127178.81
CC	IINF	OS-SAL	AUD	23/09/2005	-11798			-139348.2		
						-	11,798		-	139,348
TOTAL						-	123,016		-	1,455,297
CF	LAEQ	OS-SAL	AUD	26/09/2005	-20000			-236810		
							-20000			-236810
CF	LGEIT	OS-SAL	AUD	26/09/2005	-10000			-118405		
						-	10,000		-	118,405
TOTAL						-	30,000		-	355,215
CL	G3C	OS-SAL	AUD	15/09/2005	-7087			-86958.58		
CL	G3C	OS-SAL	AUD	16/09/2005	-22214			-266583.2		
CL	G3C	OS-PUR	AUD	20/09/2005	3625			42542.92		
							-25676			-310998.86
CL	M3C	OS-SAL	AUD	27/09/2005	-38000			-442434		
						-	38,000		-	442,434
TOTAL						-	63,676		-	753,433
CM	EABS01	OS-PUR	AUD	26/09/2005	8585			102459.3		
CM	EABS01	OS-PUR	AUD	27/09/2005	6421			75128.06		
CM	EABS01	OS-PUR	AUD	28/09/2005	9789			110955.9		
							24795			288543.2
CM	EASS03	OS-PUR	AUD	22/09/2005	9650			110582.1		
CM	EASS03	OS-PUR	AUD	28/09/2005	16700			189193.6		
							26350			299775.71
CM	EASS05	OS-PUR	AUD	15/09/2005	65000			800129.4		
CM	EASS05	OS-PUR	AUD	20/09/2005	39300			461768.6		
CM	EASS05	OS-PUR	AUD	21/09/2005	33900			399793.8		
CM	EASS05	OS-PUR	AUD	22/09/2005	13991			159037.9		
CM	EASS05	OS-PUR	AUD	22/09/2005	29030			330506.3		
CM	EASS05	OS-PUR	AUD	26/09/2005	1037			12319.56		
CM	EASS05	OS-PUR	AUD	28/09/2005	17783			201359.8		
							200041			2364915.37
CM	EASS06	OS-PUR	AUD	28/09/2005	2500			28336.87		
							2500			28336.87
CM	EASS10	OS-PUR	AUD	16/09/2005	13040			156406.4		
CM	EASS10	OS-PUR	AUD	19/09/2005	1500			18018.15		
CM	EASS10	OS-PUR	AUD	20/09/2005	890			10519.89		
CM	EASS10	OS-PUR	AUD	21/09/2005	5630			66687.77		
CM	EASS10	OS-PUR	AUD	28/09/2005	22340			253088.9		
							43400			504721.12
CM	EASS15	OS-PUR	AUD	20/09/2005	102			1200.39		
CM	EASS15	OS-PUR	AUD	20/09/2005	667			7850.59		
CM	EASS15	OS-PUR	AUD	21/09/2005	570			6714.6		
CM	EASS15	OS-PUR	AUD	21/09/2005	22			260.04		
							1361			16025.62

CM	EASS19	OS-SAL	AUD	16/09/2005	-27102		-323205	
CM	EASS19	OS-PUR	AUD	26/09/2005	2763		32861.04	
						- 24,339		- 290,344
TOTAL						274,108		3,211,974
CP	AMPEQ	OS-SAL	AUD	28/09/2005	-373005		-4204156	
						-373005		-4204155.68
CP	ASBAE	OS-SAL	AUD	28/09/2005	-10489		-118229.4	
						-10489		-118229.39
CP	CEQU	OS-SAL	AUD	28/09/2005	-125543		-1415001	
						-125543		-1415000.65
CP	CFSHK	OS-SAL	AUD	23/09/2005	-8193		-96776.19	
						-8193		-96776.19
CP	CIMP	OS-SAL	AUD	20/09/2005	-41003		-480542.5	
CP	CIMP	OS-SAL	AUD	21/09/2005	-13593		-160633.1	
CP	CIMP	OS-SAL	AUD	22/09/2005	-59200		-675353.1	
CP	CIMP	OS-SAL	AUD	26/09/2005	-25423		-303054.3	
CP	CIMP	OS-SAL	AUD	28/09/2005	-1670000		-18822643	
						-1809219		-20442226.05
CP	MACEQ	OS-PUR	AUD	21/09/2005	1000		11787.09	
CP	MACEQ	OS-SAL	AUD	28/09/2005	-25097		-282887.1	
						-24097		-271100.02
CP	MACSN	OS-PUR	AUD	20/09/2005	1075		12615.23	
						1075		12615.23
CP	QCSF	OS-SAL	AUD	28/09/2005	-50000		-563552.2	
						-50000		-563552.19
CP	WEQC	OS-PUR	AUD	20/09/2005	12209		143284.6	
						12209		143284.55
CP	WEQL	OS-SAL	AUD	23/09/2005	-109691		-1295579	
						-109691		-1295578.89
CP	WEQU	OS-SAL	AUD	28/09/2005	-1427850		-16093360	
						-1427850		-16093359.82
CP	WIMP	OS-SAL	AUD	20/09/2005	-61437		-720022.7	
CP	WIMP	OS-SAL	AUD	21/09/2005	-20367		-240683.8	
CP	WIMP	OS-SAL	AUD	22/09/2005	-88800		-1013030	
CP	WIMP	OS-SAL	AUD	26/09/2005	-41601		-495903.7	
CP	WIMP	OS-SAL	AUD	28/09/2005	-2510000		-28290320	
						-2722205		-30759959.62
CP	WISH	OS-SAL	AUD	28/09/2005	-808016		-9107184	
						- 808,016		- 9,107,184
TOTAL						- 7,455,024		- 84,211,222
P2	WASS01	OS-PUR	AUD	20/09/2005	5358		62881.37	
						5358		62881.37
P2	WASS02	OS-PUR	AUD	22/09/2005	33150		379875.4	
P2	WASS02	OS-PUR	AUD	28/09/2005	64400		729584.8	
						97550		1109460.22
P2	WASS06	OS-PUR	AUD	16/09/2005	327		3897.84	
P2	WASS06	OS-PUR	AUD	16/09/2005	4621		55608.74	
P2	WASS06	OS-PUR	AUD	20/09/2005	684		8049.71	
P2	WASS06	OS-PUR	AUD	20/09/2005	4477		52694.29	
P2	WASS06	OS-PUR	AUD	21/09/2005	9691		114160	
P2	WASS06	OS-PUR	AUD	21/09/2005	359		4243.41	
P2	WASS06	OS-PUR	AUD	23/09/2005	2812		33419.53	
						22,971		272,074
TOTAL						125,879		1,444,415
GRAND TOTAL						- 7,271,729		- 82,118,779

Australian Securities & Investments Commission

RECEIVED

2006 JAN 23 A 11:45



Form 484
Corporations Act 2001

Change to company details

Sections A, B or C may be lodged independently with this signed cover page to notify ASIC of:

A1 Change of address
A2 Change of name - officeholders or members
A3 Change - ultimate holding company
B1 Cease company officeholder
B2 Appoint company officeholder
B3 Special purpose company
C1 Cancellation of shares
C2 Issue of shares
C3 Change to share structure
C4 Changes to the register of members

If there is insufficient space in any section of the form, you may photocopy the relevant page(s) and submit as part of this lodgement

Company details

Refer to guide for information about corporate key

Company name: ARISTOCRAT LEISURE LIMITED

ACN/ABN: 44 002 818 368

Corporate key: 94679123

Lodgement details

Who should ASIC contact if there is a query about this form?

Name: VANESSA GILBERT

ASIC registered agent number (if applicable): 18071

Telephone number: 9413 6648

Postal address: PO BOX 808
LANE COVE NSW 1595

Total number of pages including this cover sheet: 6

Please provide an estimate of the time taken to complete this form. ___ hrs ___ mins

Signature

This form must be signed by a current officeholder of the company.

I certify that the information in this cover sheet and the attached sections of this form are true and complete.

Name: JOHN CARR-GREGG

Capacity
- [ ] Director
- [x] Company secretary

Signature: [signature]

Date signed: 05/10/05
[D D] [M M] [Y Y]

Lodgement

Send completed and signed forms to:
Australian Securities and Investments Commission,
PO Box 4000, Gippsland Mail Centre VIC 3841.

Or lodge the form electronically by visiting the ASIC website www.asic.gov.au

For help or more information
Telephone 03 5177 3988
Email info.enquiries@asic.gov.au
Web www.asic.gov.au

Section C **completion guide**

Standard share codes
Refer to the following table for the share class codes for sections C1, C2, C3 and C4

Share class code	Full title	Share class code	Full title
A	A	PRF	preference
B	B ,etc	CUMP	cumulative preference
EMP	employee's	NCP	non-cumulative preference
FOU	founder's	REDP	redeemable preference
LG	life governor's	NRP	non-redeemable preference
MAN	management	CRP	cumulative redeemable preference
ORD	ordinary	NCRP	non-cumulative redeemable preference
RED	redeemable	PARP	participative preference
SPE	special		

If you are using the standard share class codes you do not need to provide the full title for the shares, just the share class code.

If you are not using the standard share class code, enter a code of no more than 4 letters and then show the full title.

Sections to complete
Use the table below to identify the sections of this form to complete (please indicate the sections that have been completed). Completion of this table is optional.

	C1 - Cancellation of shares	C2 - Issue of shares	C3 - Change to share structure table	C4 - Change to members register
Issue of shares				
☐ Proprietary company	Not required	✓	✓	✓
Public company				
☐ if in response to the Annual company statement	Not required	✓	✓	✓
☐ if not in response to the Annual company statement	Not required	✓	Not required	Not required
Cancellation of shares				
☐ Proprietary company	✓	Not required	✓	✓
Public company				
☐ if in response to the Annual company statement	✓	Not required	✓	✓
☐ if not in response to the Annual company statement	✓	Not required	Not required	Not required
Transfer of shares				
☐ Proprietary company	Not required	Not required	Not required	✓
Public company				
☐ if in response to the Annual company statement	Not required	Not required	Not required	✓
☐ if not in response to the Annual company statement	Not required	Not required	Not required	Not required
Changes to amounts paid				
☐ Proprietary company	Not required	Not required	✓	✓
Public company				
☐ if in response to the Annual company statement	Not required	Not required	✓	✓
☐ if not in response to the Annual company statement	Not required	Not required	Not required	Not required
Changes to beneficial ownership				
☐ Proprietary company	Not required	Not required	Not required	✓
Public company				
☐ if in response to the Annual company statement	Not required	Not required	Not required	✓
☐ if not in response to the Annual company statement	Not required	Not required	Not required	Not required

To notify ASIC about a division or conversion of a class of shares, you must lodge a form 211 within 28 days of the change occurring.

To notify ASIC about a conversion of shares into larger or smaller numbers, you must lodge a form 2205B within 28 days of the change occurring.

C1 Cancellation of shares

Reason for cancellation
Please indicate the reason that shares have been cancelled (select one or more boxes)

Redeemable preference shares — **S.254J**

- [ ] Redeemed out of profits
- [ ] Redeemed out of proceeds of a fresh issue of shares

Capital reduction — **S.256A – S.256E**

- [ ] Single shareholder company
- [ ] Multiple shareholder company. A Form 2560 must be lodged before a capital reduction takes place

Share buy-back — **ss.257H(3)**

- [ ] Minimum holding buy-back by listed company
- [x] Other buy-back type. A form 280 or 281 must be lodged at least 14 days, and no more than 1 year before the share buy-back can take place

- [ ] Forfeited shares — **S.258D**

Shares returned to a public company — **ss.258E(2) & (3)**

- [ ] Under section 651C, 724(2), 737 or 738
- [ ] Under section 1325A (court order)

- [ ] Other

Description

Give section reference

Details of cancelled shares

List the details of shares cancelled in the following table

Share class code	Number of shares cancelled	Amount paid (cash or otherwise)
ORD	1580,000	$19,083,572.00

Earliest date of change
Please indicate the earliest date that any of the above changes occurred.

13/09/05
[D D] [M M] [Y Y]

C2 Issue of shares

List details of new share issues in the following table.

Share class code	Number of shares issued	Amount paid per share	Amount unpaid per share

Earliest date of change

Please indicate the earliest date that any of the above changes occurred

☐☐/☐☐/☐☐

[D D] [M M] [Y Y]

If shares were issued for other than cash, were some or all of the shares issued under a written contract?

☐ **Yes**

If yes, proprietary companies must also lodge a Form 207Z certifying that all stamp duties have been paid. Public companies must also lodge a Form 207Z and either a Form 208 or a copy of the contract.

☐ **No**

If no, proprietary companies are not required to provide any further documents with this form. Public companies must also lodge a Form 208.

C3 Change to share structure

Where a change to the share structure table has occurred (eg. as a result of the issue or cancellation of shares), please show the updated details for the share classes affected. Details of share classes not affected by the change are not required here.

Share class code	Full title if not standard	Total number of shares (current after changes)	Total amount paid on these shares	Total amount unpaid on these shares

Earliest date of change

Please indicate the earliest date that any of the above changes occurred

[D D] [M M] [Y Y]

☐☐/☐☐/☐☐

Lodgement details

Is this document being lodged to update the Annual Company Statement that was sent to you?

☐ Yes

☐ No

C4 Changes to the register of members

Use this section to notify changes to the register of members for your company (changes to the shareholdings of members):

- If there are 20 members or less in a share class, all changes need to be notified
- If there are more than 20 members in a share class, only changes to the top twenty need be notified (s178B)
- If shares are jointly owned, you must also provide names and addresses of all joint owners on a separate sheet (annexure), clearly indicating the share class and with whom the shares are jointly owned

The changes apply to
Please indicate the name and address of the member whose shareholding has changed

☐ Family name Given names

OR

☐ Company name

ACN/ARBN/ ABN

Office, unit, level, or PO Box number

Street number and Street name

Suburb/City State/Territory

Postcode Country (if not Australia)

Earliest date of change
Please indicate the earliest date that any of the following changes occurred.

Date of change
[D D] / [M M] / [Y Y]

The changes are

Share class code	Shares increased by . . . (number)	Shares decreased by . . . (number)	Total number now held	*Total $ paid on these shares	*Total $ unpaid, on these shares	Fully paid (y/n)	Beneficially held (y/n)	Top 20 member (y/n)

* Public companies are not required to provide these details

Date of entry of member's name in register
(New members only)

Date of entry
[D D] / [M M] / [Y Y]

C4 Continued... Further changes to the register of members

Use this section to notify changes to the register of members for your company (changes to the shareholdings of members):
- If there are 20 members or less in a share class, all changes need to be notified
- If there are more than 20 members in a share class, only changes to the top twenty need be notified (s178B)
- If shares are jointly owned, you must also provide names and addresses of all joint owners on a separate sheet (annexure), clearly indicating the share class and with whom the shares are jointly owned

The changes apply to
Please indicate the name and address of the member whose shareholding has changed

☐ Family name — Given names

OR

☐ Company name

ACN/ARBN/ ABN

Office, unit, level, or PO Box number

Street number and Street name

Suburb/City — State/Territory

Postcode — Country (if not Australia)

Earliest date of change
Please indicate the earliest date that any of the following changes occurred.

Date of change
[D D] / [M M] / [Y Y]

The changes are

Share class code	Shares increased by . . . (number)	Shares decreased by . . . (number)	Total number now held	*Total $ paid on these shares	*Total $ unpaid on these shares	Fully paid (y/n)	Beneficially held (y/n)	Top 20 member (y/n)

* Public companies are not required to provide these details

Date of entry of member's name in register
(New members only)

Date of entry
[D D] / [M M] / [Y Y]


ASIA PACIFIC

Milena Penca
Company Secretary

Phone: 61 3 9616 3852
Fax: 61 3 9614 5298

25 October 2005

Australian Stock Exchange Limited
Company Announcements Office
20 Bridge Street
SYDNEY NSW 2000

Dear Sir/Madam

Notice of initial Substantial Security holder

Please find attached a Notice of initial Substantial Security Holder for Aristocrat Leisure Limited (ALL).

Yours faithfully

Milena Penca

Form 603

Corporations Act. 2001

Section 671B

Notice of initial substantial holder

To: Mr John Carr-Gregg
Company Secretary
Aristocrat Leisure Limited [ALL]
ISIN: AU000000ALL7

1. Details of substantial holder (1)

Name: AXA of 9 place Vendome 75008, Paris, France and AXA Asia Pacific Holdings Limited ACN 069 123 011 of 447 Collins St, Melbourne, Victoria ("AXA APH") and each other company listed in this Form ("AXA Group").

The holder became a substantial holder on: 14/10/2005

2. Details of voting power

The total number of votes attaching to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate (2) had a relevant interest (3) in on the date the substantial holder became a substantial holder are as follows:

Class of securities (4)	Number of securities	Person's votes (5)	Voting power (6)
Ordinary	25,453,618	25,453,618	5.37%

3. Details of relevant interests

The nature of the relevant interest the substantial holder or an associate had in the following voting securities on the date the substantial holder became a substantial holder are as follows:

Holder of relevant interest	Nature of relevant interest (7)	Class and number of securities
AXA Group	Certain downstream entities of AXA and/or AXA APH as referred to in Schedule 1 have a relevant interest by virtue of section 608 of the Corporations Act. 2001 (the "Act") through securities being registered in their names or as a result of powers under a trust, agreement or practice. AXA and/or AXA APH have a relevant interest in respect of entities specified in Schedule 1 by virtue of section 608 of the Act. The entities specified in Schedule 1 have a relevant interest by virtue of section 608 of the Act.	Same as paragraph 1

4. **Details of present registered holders**

The persons registered as holders of the securities referred to in paragraph 3 above:

Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder (8)	Class and number of securities
(Refer to Schedule 1)			Ordinary
NMFM	State Street Australia Limited		4,718,684
NMCPS	State Street Australia Limited		3,900
NMLA	State Street Australia Limited		202,150
NMSMT	State Street Australia Limited		102,400
ipac	State Street Australia Limited		1,034,626
International Centres	Various Nominees		19,391,858
		Total Holdings	**25,453,618**

5. Consideration

The consideration paid for each relevant interest referred to in paragraph 3 above, and acquired in the four months prior to the day that the substantial holder became a substantial holder is as follows:

Holder of relevant interest	Date of acquisition	Consideration		Number of shares
		Cash	Non-cash	
Refer to Schedule 2				

6. Associates

The reasons the persons named in paragraph 3 above are associates of the substantial holder are as follows:

Name and ACN/ARSN (if applicable)	Nature of association
AXA Group	Each of the entities named in Schedule 1 is a member of the AXA group of companies worldwide.

7. Addresses

The addresses of persons named in this form are as follows:

Name	Address
Refer to Schedule 1	

Signature

Name MILENA PENCA

Signature  Date : 25/10/05

Company Secretary of AXA APH

Schedule 1

Australia and New Zealand

The National Mutual Life Association of Australasia Limited (ABN 72 004 020 437) (NMLA)

447 Collins Street Melbourne Australia

National Mutual Life Nominees Limited (ABN 98 004 387 133) (NMLN)

447 Collins Street Melbourne Australia

Folio Nominees Proprietary Limited (ABN 25 005 799 995) (FOLIO)

447 Collins Street Melbourne Australia

NM Superannuation Pty Limited (ABN 31 008 428 322) (NMS)

447 Collins Street Melbourne Australia

National Mutual Funds Management Limited (ABN 32 006 787 720) (NMFM)

447 Collins Street Melbourne Australia

National Mutual CPS Management Limited (NMCPS)

80 The Terrace, Wellington New Zealand

National Mutual Superannuation Master Trustee Limited (NMSMT)

80 The Terrace, Wellington New Zealand

National Mutual Assets Management (New Zealand) Limited (NMAM)

80 The Terrace, Wellington New Zealand

National Mutual Corporate Superannuation Services Limited (NMCSS)

80 The Terrace, Wellington New Zealand

NMFM Mortgages Limited (NMM)

80 The Terrace, Wellington New Zealand

IPAC Securities Limited (ABN 30 008 587 595) (ipac)

Grosvenor Place, 225 George Street Sydney Australia

International Centres

AXA Rosenberg Investment Management Limited

2-12-19, Shibuya, Shibuya-ku, Tokyo 150-0002, Japan

AXA Investment Managers Paris

Coeur Defence – Tour B La Defence 4 100, Esplanade du Generale de Gaulle

92932 Paris La Defense Cedex

AXA Investment Managers UK Ltd

7,Newgate Street, London EC1A 7NX, England

AXA Investment Managers Deutschland GmbH

Kattenbug 1 50667 Koln, Germany

AXA Rosenberg Investment Management LLC

4 Orinda Way Bldg E, San Francisco, CA 94102

Alliance Capital Management, L.P.

1345 Avenue of Americas, New York, New York 10104

The Equitable Life Assurance Society of the United States

1290 Avenue of Americas, New York, New York 10104

Sanford C. Bernstein & Co., LLC

50 Main Street Suite 1000, White Plains, New York 10606

SCHEDULE 2 TO SUBSTANTIAL SECURITY HOLDER NOTICE

Name of public Issuer Aristocrat Leisure Limited

Holder of Relevant Interest	Date of Transaction	Transaction Type	Consideration	# Shares
Open Balance				**13,100,504.00**
Westpac Custodian Nominees Ltd as sub custodian for NMFM	10-Jun-05	buy	(1,248,589.24)	115,580.00
	30-Jun-05	sell	38,001.22	(3,280.00)
	22-Jul-05	buy	(709,239.80)	58,200.00
	25-Jul-05	buy	(3,006,934.04)	246,800.00
	25-Jul-05	sell	2,767,052.40	(227,180.00)
	27-Jul-05	buy	(869,290.95)	68,596.00
	28-Jul-05	buy	(1,511,741.01)	121,328.00
	29-Jul-05	buy	(224,076.01)	17,973.00
	01-Aug-05	buy	(225,240.77)	18,149.00
	02-Aug-05	buy	(668,430.48)	53,954.00
	10-Aug-05	sell	3,404,163.40	(255,320.00)
	26-Aug-05	sell	57,374.35	(4,480.00)
	29-Aug-05	buy	(358,891.79)	28,700.00
	01-Sep-05	buy	(2,781,723.79)	224,180.00
	06-Sep-05	buy	(531,994.83)	49,610.00
	09-Sep-05	buy	(3,049,204.23)	245,540.00
	15-Sep-05	buy	(1,512,224.74)	122,840.00
	16-Sep-05	buy	(2,581,755.80)	214,975.00
	19-Sep-05	buy	(413,171.70)	34,235.00
	20-Sep-05	buy	(1,498,082.85)	127,540.00
	22-Sep-05	buy	(1,201,022.04)	105,540.00
	28-Sep-05	buy	(2,220,182.18)	196,045.00
	06-Oct-05	sell	1,672,454.55	(151,210.00)
Westpac Custodian Nominees Ltd as sub custodian for ipac	01-Jun-05	sell	24,076.50	(2,295.00)
	03-Jun-05	sell	53,800.86	(4,945.00)
	08-Jun-05	sell	22,918.70	(2,131.00)
	09-Jun-05	buy	(84,163.84)	7,797.00
	15-Jun-05	buy	(53,680.80)	5,030.00
	17-Jun-05	buy	(47,074.57)	4,323.00
	21-Jun-05	sell	54,116.76	(4,785.00)
	22-Jun-05	sell	66,809.32	(6,001.00)
	24-Jun-05	buy	(58,602.12)	5,289.00
	27-Jun-05	buy	(6,330,097.28)	1,076,676.00
	27-Jun-05	sell	6,556,199.24	(1,076,676.00)
	28-Jun-05	sell	181,522.08	(16,389.00)
	01-Jul-05	sell	466,649.65	(40,777.00)
	05-Jul-05	buy	(27,987.83)	2,419.00
	06-Jul-05	sell	35,711.97	(3,137.00)
	13-Jul-05	sell	66,038.36	(5,808.00)
	15/07/2005	buy	(94,310.72)	8,302.00
	20/07/2005	buy	(26,867.49)	2,345.00
			sub total	14,458,056.00

Name of public Issuer Aristocrat Leisure Limited

Holder of Relevant Interest	Date of Transaction	Transaction Type	Consideration	# Shares
Westpac Custodian Nominees Ltd as sub custodian for Ipac	carried fwd			14,458,056.00
	22-Jul-05	sell	58,561.55	(4,886.00)
	26-Jul-05	sell	91,204.56	(7,597.00)
	27-Jul-05	sell	62,790.59	(4,942.00)
	29-Jul-05	sell	69,630.81	(5,577.00)
	02-Aug-05	sell	80,490.31	(6,510.00)
	03-Aug-05	sell	30,653.56	(2,496.00)
	08-Aug-05	sell	501,942.10	(39,523.00)
	09-Aug-05	sell	79,010.46	(6,146.00)
	12-Aug-05	sell	84,874.44	(6,462.00)
	16-Aug-05	sell	43,415.36	(3,376.00)
	19-Aug-05	sell	49,783.76	(3,800.00)
	23-Aug-05	sell	40,147.48	(2,992.00)
	24-Aug-05	sell	76,185.82	(5,716.00)
	30-Aug-05	buy	(169,359.09)	13,315.00
	31-Aug-05	buy	(40,276.65)	3,209.00
	06-Sep-05	buy	(165,723.42)	13,465.00
	07-Sep-05	sell	131,432.18	(10,506.00)
	09-Sep-05	sell	29,687.24	(2,398.00)
	16-Sep-05	buy	(160,791.09)	13,368.00
	20-Sep-05	buy	(61,957.52)	5,264.00
	21-Sep-05	buy	(145,171.58)	12,322.00
	23-Sep-05	buy	(61,916.22)	5,209.00
	27-Sep-05	sell	4,416.51	(374.00)
	28-Sep-05	buy	(35,711.04)	3,075.00
	05-Oct-05	buy	(146,712.07)	12,924.00
	07-Oct-05	buy	(112,164.60)	10,040.00
	11-Oct-05	buy	(56,851.40)	5,231.00
	12-Oct-05	buy	(288,876.59)	26,874.00
Westpac Banking Corporation Ltd as sub custodian for NMCPS	23-Sep-05	buy	(8,996.64)	750.00
	26/09/2005	buy	(8,971.30)	750.00
	27/09/2005	buy	(17,608.16)	1,500.00
	6/10/2005	buy	(5,664.67)	511.00
	7/10/2005	buy	(4,348.46)	389.00
Westpac Banking Corporation Ltd as sub custodian for NMSMT	23/09/2005	buy	(207,822.28)	17,325.00
	26/09/2005	buy	(207,236.97)	17,325.00
	27/09/2005	buy	(406,748.52)	34,650.00
	28/09/2005	buy	(85,301.72)	7,530.00
	4/10/2005	buy	(60,590.60)	5,260.00
	5/10/2005	buy	(50,537.86)	4,460.00
	6/10/2005	buy	(131,462.29)	11,859.00
	7/10/2005	buy	(100,506.58)	8,991.00
	11/10/2005	sell	54,445.50	(5,000.00)
			sub total	14,575,351.00

Name of public Issuer Aristocrat Leisure Limited

Holder of Relevant Interest	Date of Transaction	Transaction Type	Consideration	# Shares
	carried fwd			14,575,351.00
Westpac Banking Corporation Ltd as sub custodian for NMLA	23-Sep-05	buy	(321,479.78)	26,800.00
	26-Sep-05	buy	(320,574.36)	26,800.00
	27-Sep-05	buy	(629,198.27)	53,600.00
	28-Sep-05	buy	(138,215.98)	12,201.00
	04-Oct-05	buy	(98,177.51)	8,523.00
	05-Oct-05	buy	(81,880.39)	7,226.00
	06-Oct-05	buy	(198,606.82)	17,916.00
	07-Oct-05	buy	(151,849.79)	13,584.00
	12-Oct-05	buy	(380,248.00)	35,500.00
various nominees (International Centres)	June	buy		458,146.00
	July	buy		955,623.00
	Aug	buy		2,087,601.00
	Sep	buy		4,465,902.00
	1/10/05 to 14/10/2005	buy		2,708,845.00
				25,453,618.00

Australian Securities & Investments Commission

RECEIVED
2006 JAN 23 A 11:45
OFFICE OF INTERNATIONAL CORPORATE FINANCE



Form 484
Corporations Act 2001

Change to company details

Sections A, B or C may be lodged independently with this signed cover page to notify ASIC of:

A1 Change of address
A2 Change of name - officeholders or members
A3 Change - ultimate holding company

B1 Cease company officeholder
B2 Appoint company officeholder
B3 Special purpose company

C1 Cancellation of shares
C2 Issue of shares
C3 Change to share structure
C4 Changes to the register of members

If there is insufficient space in any section of the form, you may photocopy the relevant page(s) and submit as part of this lodgement

Company details

Refer to guide for information about corporate key

Company name
ARISTOCRAT LEISURE LTD

ACN/ABN
44 002 818 368

Corporate key
94679123.

Lodgement details

Who should ASIC contact if there is a query about this form?

Name
ARISTOCRAT LEISURE LTD

ASIC registered agent number (if applicable)

Telephone number
(02) 9413-6643

Postal address
PO BOX 808
LANE COVE NSW 2217

Total number of pages including this cover sheet
5

Please provide an estimate of the time taken to complete this form.
hrs 10 mins

Signature

This form must be signed by a current officeholder of the company.

I certify that the information in this cover sheet and the attached sections of this form are true and complete.

Name
Paul Oneile

Capacity
☑ Director
☐ Company secretary

Signature
[signature]

Date signed
24/10/05
[D D] [M M] [Y Y]

Lodgement

Send completed and signed forms to:
Australian Securities and Investments Commission,
PO Box 4000, Gippsland Mail Centre VIC 3841.

Or lodge the form electronically by visiting the ASIC website
www.asic.gov.au

For help or more information
Telephone 03 5177 3988
Email info.enquiries@asic.gov.au
Web www.asic.gov.au

Section C completion guide

Standard share codes
Refer to the following table for the share class codes for sections C1, C2, C3 and C4

Share class code	Full title	Share class code	Full title
A	A	PRF	preference
B	B ...etc	CUMP	cumulative preference
EMP	employee's	NCP	non-cumulative preference
FOU	founder's	REDP	redeemable preference
LG	life governor's	NRP	non-redeemable preference
MAN	management	CRP	cumulative redeemable preference
ORD	ordinary	NCRP	non-cumulative redeemable preference
RED	redeemable	PARP	participative preference
SPE	special		

If you are using the standard share class codes you do not need to provide the full title for the shares, just the share class code.

If you are not using the standard share class code, enter a code of no more than 4 letters and then show the full title.

Sections to complete
Use the table below to identify the sections of this form to complete (please indicate the sections that have been completed). Completion of this table is optional.

	C1 - Cancellation of shares	C2 - Issue of shares	C3 - Change to share structure table	C4 - Change to members register
Issue of shares				
☐ Proprietary company	Not required	✓	✓	✓
Public company				
☐ if in response to the Annual company statement	Not required	✓	✓	✓
☐ if not in response to the Annual company statement	Not required	✓	Not required	Not required
Cancellation of shares				
☐ Proprietary company	✓	Not required	✓	✓
Public company				
☐ if in response to the Annual company statement	✓	Not required	✓	✓
☐ if not in response to the Annual company statement	✓	Not required	Not required	Not required
Transfer of shares				
☐ Proprietary company	Not required	Not required	Not required	✓
Public company				
☐ if in response to the Annual company statement	Not required	Not required	Not required	✓
☐ if not in response to the Annual company statement	Not required	Not required	Not required	Not required
Changes to amounts paid				
☐ Proprietary company	Not required	Not required	✓	✓
Public company				
☐ if in response to the Annual company statement	Not required	Not required	✓	✓
☐ if not in response to the Annual company statement	Not required	Not required	Not required	Not required
Changes to beneficial ownership				
☐ Proprietary company	Not required	Not required	Not required	✓
Public company				
☐ if in response to the Annual company statement	Not required	Not required	Not required	✓
☐ if not in response to the Annual company statement	Not required	Not required	Not required	Not required

To notify ASIC about a division or conversion of a class of shares, you must lodge a form 211 within 28 days of the change occurring.

To notify ASIC about a conversion of shares into larger or smaller numbers, you must lodge a form 2205B within 28 days of the change occurring.

C1 Cancellation of shares

Reason for cancellation
Please indicate the reason that shares have been cancelled (select one or more boxes)

Redeemable preference shares — **S.254J**

- [ ] Redeemed out of profits
- [ ] Redeemed out of proceeds of a fresh issue of shares

Capital reduction — **S.258A - S.256E**

- [ ] Single shareholder company
- [ ] Multiple shareholder company. A Form 2560 must be lodged before a capital reduction takes place

Share buy-back. — **ss.257H(3)**

- [ ] Minimum holding buy-back by listed company
- [X] Other buy-back type. A form 280 or 281 must be lodged at least 14 days, and no more than 1 year before the share buy-back can take place

- [ ] Forfeited shares — **S.258D**

Shares returned to a public company — **ss.258E(2) & (3)**

- [ ] Under section 651C, 724(2), 737 or 738
- [ ] Under section 1325A (court order)

- [ ] Other

Description

Give section reference

Details of cancelled shares

List the details of shares cancelled in the following table

Share class code	Number of shares cancelled	Amount paid (cash or otherwise)
ORD	2,286,764	$25,799,981-20

Earliest date of change
Please indicate the earliest date that any of the above changes occurred.

30/09/05
[D D] [M M] [Y Y]

C2 Issue of shares

List details of new share issues in the following table.

Share class code	Number of shares issued	Amount paid per share	Amount unpaid per share

Earliest date of change

Please indicate the earliest date that any of the above changes occurred

☐☐/☐☐/☐☐

[D D] [M M] [Y Y]

If shares were issued for other than cash, were some or all of the shares issued under a written contract?

☐ **Yes**

if yes, proprietary companies must also lodge a Form 207Z certifying that all stamp duties have been paid. Public companies must also lodge a Form 207Z and either a Form 208 or a copy of the contract.

☐ **No**

if no, proprietary companies are not required to provide any further documents with this form. Public companies must also lodge a Form 208.

C3 Change to share structure

Where a change to the share structure table has occurred (eg. as a result of the issue or cancellation of shares), please show the updated details for the share classes affected. Details of share classes not affected by the change are not required here.

Share class code	Full title if not standard	Total number of shares (current after changes)	Total amount paid on these shares	Total amount unpaid on these shares

Earliest date of change

Please indicate the earliest date that any of the above changes occurred

[D D] [M M] [Y Y]

☐☐/☐☐/☐☐

Lodgement details

Is this document being lodged to update the Annual Company Statement that was sent to you?

☐ Yes

☐ No

C4 Changes to the register of members

Use this section to notify changes to the register of members for your company (changes to the shareholdings of members):

- If there are 20 members or less in a share class, all changes need to be notified
- *If there are more than 20 members in a share class, only changes to the top twenty need be notified (s178B)*
- If shares are jointly owned, you must also provide names and addresses of all joint owners on a separate sheet (annexure), clearly indicating the share class and with whom the shares are jointly owned

The changes apply to
Please indicate the name and address of the member whose shareholding has changed

☐ Family name   Given names

OR

☐ Company name

ACN/ARBN/ ABN

Office, unit, level, or PO Box number

Street number and Street name

Suburb/City   State/Territory

Postcode   Country (if not Australia)

Earliest date of change
Please indicate the earliest date that any *of the following changes occurred.*

Date of change
[D D] / [M M] / [Y Y]

The changes are

Share class code	Shares increased by . . . (number)	Shares decreased by . . . (number)	Total number now held	otal $ paid on these shares	*Total $ unpaid on these shares	Fully paid (y/n)	Beneficially held (y/n)	Top 20 member (y/n)

* Public companies are not required to provide these details

Date of entry of member's name in register
(New members only)

Date of entry
[D D] / [M M] / [Y Y]

C4 Continued... **Further changes to the register of members**

Use this section to notify changes to the register of members for your company (changes to the shareholdings of members):

- If there are 20 members or less in a share class, all changes need to be notified
- If there are more than 20 members in a share class, only changes to the top twenty need be notified (s178B)
- *If shares are jointly owned, you must also provide names and addresses of all joint owners on a separate sheet (annexure), clearly indicating the share class and with whom the shares are jointly owned*

The changes apply to
Please indicate the name and address of the member whose shareholding has changed

☐ Family name
Given names

OR

☐ Company name

ACN/ARBN/ ABN

Office, unit, level, or PO Box number

Street number and Street name

Suburb/City

State/Territory

Postcode

Country (if not Australia)

Earliest date of change
Please indicate the earliest date that any of the following changes occurred.

Date of change
[D D] / [M M] / [Y Y]

The changes are

Share class code	Shares increased by . . . (number)	Shares decreased by . . . (number)	Total number now held	*Total $ paid on these shares	*Total $ unpaid on these shares	Fully paid (y/n)	Beneficially held (y/n)	Top 20 member (y/n)

* Public companies are not required to provide these details

Date of entry of member's name in register
(New members only)

Date of entry
[D D] / [M M] / [Y Y]

Form 604

To: Aristocrat Leisure Limited

ACN/ARSN: 002 818 368

1. Details of substantial holder

Name: Commonwealth Bank of Australia ACN 123 123 124 (CBA), and its subsidiaries

There was a change in the interests of the substantial holder on 12/12/2005

The previous notice was given to the company on 4/10/2005

The previous notice was dated 28/09/2005

2. Previous and present voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate had a relevant interest in on the date the substantial holder became a substantial holder are as follows:

Class of securities	Previous Notice		Present Notice	
	Person's votes	Voting Power	Person's votes	Voting Power
Fully paid ordinary shares	27,019,995	5.69%	22,374,806	4.74%

For the securities (if any) listed below see NOTE 1 at the end of this form

Class of securities	Previous Notice		Present Notice	
	Person's votes	Voting Power	Person's votes	Voting Power
Fully paid ordinary shares	1,960,790	0.41% see note 1 at the end of this form	1,573,651	0.33% see note 1 at the end of this form

For the securities (if any) listed below see NOTE 2 at the end of this form

Class of securities	Previous Notice		Present Notice	
	Person's votes	Voting Power	Person's votes	Voting Power
Fully paid ordinary shares	0	0.00% see note 2 at the end of this form	0	0.00% see note 2 at the end of this form

Class of securities	Previous Notice		Present Notice	
	Person's votes	Voting Power	Person's votes	Voting Power
Grand TOTAL Fully paid ordinary shares	28,980,785	6.10%	23,948,457	5.08%

3. *Changes in relevant interest*

Particulars of each change in, or change in the nature of, a relevant interest of the substantial shareholder or an associate in voting securities of the company or scheme, since the substantial holder was last required to give a substantial holding notice to the company or scheme are as follows:

Date of change	Person whose relevant interest changed	Nature of change	Consideration given in relation to change	Class and number of securities affected	Person's votes affected
See annexure "B" to this notice.					

4. Present relevant interests

Particulars of each relevant interest of the substantial holder in voting securities after the change are as follows:

Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder	Nature of relevant interest	Class and number of shares	Person's votes
Avanteos Investments Ltd ATF Symetry Personal Retirement FD	Avanteos Investments Limited PO Box 1012 Camberwell VIC 3124	Avanteos Investments Ltd ATF Symetry Personal Retirement FD	Power to control the exercise of a right to vote attached to securities and/or to control the exercise of the power to dispose of securities pursuant to the position held as superannuation trustee.	1,905 Fully paid ordinary shares	1,905
AMP Capital Investors as RE for EFM Australian Share Fund 2	Cogent Nominees Pty Limited PO Box R209 Royal Exchange NSW 1225	AMP Capital Investors as RE for EFM Australian Share Fund 2	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	734,053 Fully paid ordinary shares	734,053
ASBGI Australian Equities Fund	Citicorp Nominees Pty Limited PO Box 3429 Auckland 1 New Zealand	ASBGI Australian Equities Fund	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	17,880 Fully paid ordinary shares	17,880
Commonwealth Balanced B3C	Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001	Commonwealth Balanced B3C	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	43,346 Fully paid ordinary shares	43,346
CFSIL as RE Colonial First State Australian Share Fund	Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001	CFSIL as RE Colonial First State Australian Share Fund	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	218,882 Fully paid ordinary shares	218,882

CFSHK CMF Asia Cash Surplus Fund	Citicorp Nominees Pty Limited GPO Box 14, Hong Kong	CFSHK CMF Asia Cash Surplus Fund	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	31,653 Fully paid ordinary shares	31,653
CFSIL as RE Colonial First State Imputation Fund	Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001	CFSIL as RE Colonial First State Imputation Fund	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	3,316,898 Fully paid ordinary shares	3,316,898
CommSec Trading Limited	Share Direct Nominees Pty Limited Locked Bag 22, Australia Square NSW 1215	CommSec Trading Limited	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	9 Fully paid ordinary shares	9
Commonwealth Growth G3C	Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001	Commonwealth Growth G3C	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	1,123,220 Fully paid ordinary shares	1,123,220
CIML as RE Commonwealth Australian Share Fund	Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001	CIML as RE Commonwealth Australian Share Fund	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	77,616 Fully paid ordinary shares	77,616
CIML as RE Commonwealth Share Income Fund	Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001	CIML as RE Commonwealth Share Income Fund	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	274,115 Fully paid ordinary shares	274,115

CIML as RE Commonwealth Growth Fund	Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001	CIML as RE Commonwealth Growth Fund	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	293,540 Fully paid ordinary shares	293,540
CIML as RE Commonwealth Income Fund	Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001	CIML as RE Commonwealth Income Fund	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	41,908 Fully paid ordinary shares	41,908
CFSIL ATF CMLA Non MI Aust Indust Share Fund	Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001	CFSIL ATF CMLA Non MI Aust Indust Share Fund	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	163,059 Fully paid ordinary shares	163,059
CFSIL ATF CMLA MI Aus Indust Share	Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001	CFSIL ATF CMLA MI Aus Indust Share	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	496,777 Fully paid ordinary shares	496,777
CFSIL ATF CFCL Non Market Linked Australian Industrial Share	Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001	CFSIL ATF CFCL Non Market Linked Australian Industrial Share	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	94,190 Fully paid ordinary shares	94,190
Commonwealth Managed MIC	Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001	Commonwealth Managed MIC	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	17,335 Fully paid ordinary shares	17,335

Commonwealth Managed M3C	Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001	Commonwealth Managed M3C	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	312,307 Fully paid ordinary shares	312,307
CFSIL A/C Motor Accident Commission	Motor Accident Commission, c/o Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001	CFSIL A/C Motor Accident Commission	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	46,743 Fully paid ordinary shares	46,743
MAC CTP Style Neutral	Motor Accident Commission, c/o Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001	MAC CTP Style Neutral	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	174,417 Fully paid ordinary shares	174,417
Nomura Australian Equity Fund	National Nominees Limited GPO Box 1406M, Melbourne 3001, Australia	Nomura Australian Equity Fund	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	40,386 Fully paid ordinary shares	40,386
CISL ATF CFCL MI Aust Ind Share (Super Bus) Fund	Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001	CISL ATF CFCL MI Aust Ind Share (Super Bus) Fund	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	575,048 Fully paid ordinary shares	575,048
Queensland Coal And Oil Shale	JP Morgan Nominees Australia Limited Locked Bag 7, Royal Exchange, Sydney NSW 2001	Queensland Coal And Oil Shale	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	102,542 Fully paid ordinary shares	102,542

Storm Financial Australian Industrials Index Fund	Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001	Storm Financial Australian Industrials Index Fund	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	138,928 Fully paid ordinary shares	138,928
COLONIAL CORE EQUITIES	Citicorp Nominees Pty Limited GPO Box 764G Melbourne VIC 3001	COLONIAL CORE EQUITIES	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	900,714 Fully paid ordinary shares	900,714
MERRILL LYNCH AUSTRALIAN EQ	Citicorp Nominees Pty Limited GPO Box 764G Melbourne VIC 3001	MERRILL LYNCH AUSTRALIAN EQ	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	618,399 Fully paid ordinary shares	618,399
BARCLAYS GLOBAL INVESTORS	Citicorp Nominees Pty Limited GPO Box 764G Melbourne VIC 3001	BARCLAYS GLOBAL INVESTORS	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	790,447 Fully paid ordinary shares	790,447
Commonwealth Diversified Share Fund	Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001	Commonwealth Diversified Share Fund	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	33,640 Fully paid ordinary shares	33,640
Wholesale Australian Share Fund - Core	Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001	Wholesale Australian Share Fund - Core	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	1,119,804 Fully paid ordinary shares	1,119,804

Wholesale Indexed Australian Share Fund	Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001	Wholesale Indexed Australian Share Fund	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	407,221 Fully paid ordinary shares	407,221
Wholesale Low Tracking Error Australian Share Fund	Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001	Wholesale Low Tracking Error Australian Share Fund	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	391,404 Fully paid ordinary shares	391,404
CFSIL AS RE Colonial First State Wholesale Australian Share	Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001	CFSIL AS RE Colonial First State Wholesale Australian Share	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	2,407,945 Fully paid ordinary shares	2,407,945
CFSIL as RE Colonial First State Wholesale Imputation Fund	Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001	CFSIL as RE Colonial First State Wholesale Imputation Fund	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	4,981,284 Fully paid ordinary shares	4,981,284
CFS W/Sale Core Industrial Fund	Citicorp Nominees Pty Limited GPO Box 764G Melbourne VIC 3001	CFS W/Sale Core Industrial Fund	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	484,379 Fully paid ordinary shares	484,379
CFSIL as RE Colonial First State Wholesale Industrial Share	Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001	CFSIL as RE Colonial First State Wholesale Industrial Share	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	1,902,812 Fully paid ordinary shares	1,902,812

CFSIL as RE Commonwealth Australian Boutique Share Fund 1	Citicorp Nominees Pty Limited GPO Box 764G Melbourne VIC 3001	CFSIL as RE Commonwealth Australian Boutique Share Fund 1	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	81,557 Fully paid ordinary shares "*" See note 1 on the last page of this form.	81,557
CFSIL as RE Commonwealth Australian Shares Fund 3	Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001	CFSIL as RE Commonwealth Australian Shares Fund 3	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	144,100 Fully paid ordinary shares "*" See note 1 on the last page of this form.	144,100
CFSIL as RE Commonwealth Australian Shares Fund 5	Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001	CFSIL as RE Commonwealth Australian Shares Fund 5	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	955,683 Fully paid ordinary shares "*" See note 1 on the last page of this form.	955,683
CFSIL as RE Commonwealth Australian Shares Fund 6	Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001	CFSIL as RE Commonwealth Australian Shares Fund 6	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	99,295 Fully paid ordinary shares "*" See note 1 on the last page of this form.	99,295
CFSIL as RE Commonwealth Australian Shares Fund 10	Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001	CFSIL as RE Commonwealth Australian Shares Fund 10	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	133,746 Fully paid ordinary shares "*" See note 1 on the last page of this form.	133,746
CFSIL as RE Commonwealth Australian Share Fund 15	Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001	CFSIL as RE Commonwealth Australian Share Fund 15	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	45,508 Fully paid ordinary shares "*" See note 1 on the last page of this form.	45,508

FC W/E AUST SHARE 23-ACADIAN	Citicorp Nominees Pty Limited GPO Box 764G Melbourne VIC 3001	FC W/E AUST SHARE 23-ACADIAN	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	113,762 Fully paid ordinary shares "*" See note 1 on the last page of this form.	113,762

5. Changes in association

The persons who have become associates(2) of, ceased to be associates of, or have changed the nature of their association (9) with, the substantial holder in relation to voting interests in the company or scheme are as follows:

Name	Nature of Association
CBA and Commonwealth Bank Group	The Commonwealth Bank Group (other than Commonwealth Bank of Australia) are body corporates controlled by Commonwealth Bank of Australia and are therefore associates of Commonwealth Bank of Australia and of each other for the purposes of the Corporations Act.

6. Address

The addresses of persons named in this form are as follows:

Name	Address
CBA and Commonwealth Bank Group	C/- Level 2, 48 Martin Place Sydney NSW 1155

7. Signature

NOTE 1--(This note is relevant to section 2 3 4 and 5)

The relevant interests in these securitites are /were held by Colonial First State Investments Limited (CFS) as responsible entity of the specified registered managed investment schemes and relate(d) to holdings in connection with the Colonial First State First Choice product range. Decisions to buy/sell those securities and exercise voting rights in relation to those securities are made by external managers (unrelated to the Commonwealth Bank Group) to whom CFS has outsourced those functions. By instrument dated 29 October 2001 the Australian Securities and Investments Commission has granted certain relief to CFS and its related bodies corporate for these holdings from the provisions of Chapter 6 of the Corporations Act in relation to the acquisition of such securities.

NOTE 2--(This note is relevant to section 2 3 4 and 5)

452 Capital Pty Ltd ("452 Capital") is the investment manager in relation to the securities. Exercise of voting and disposal powers by 452 Capital is subject to any client direction. CMLA has a relevant interest in more than 20% of the shares in 452 Capital by virtue of the Exclusivity Agreement attached as Annexure A and therefore, by virtue of s608(3)(a) has a deemed relevant interest in the securities.



....
John Damien Hatton – Company Secretary

Dated the 16 day of December 2005.

Annexure A

This is the annexure mark A of 2 pages referred to in Form 604, Notice of change of interests of Substantial Holder of Commonwealth Bank of Australia ACN 123 123 124 and certain other companies dated 12/12/2005

John Damien Hatton – Company Secretary

SCHEDULE

A.C.N. 004 929 962 Pty Ltd (ACN 4929962)
A.C.N. 007 255 521 Pty Ltd (ACN 7255521)
A.C.N. 080 159 762 Pty Ltd (ACN 80159762)
ACAPM Holdings A Pty Limited (ACN 99726495)
ACAPM Holdings B Pty Limited (ACN 99726486)
ACAPM Pty Limited (ACN 99744297)
Aetna Properties Ltd (ACN 572225)
AFS Life Finance Pty Limited (ACN 85514147)
AGAL Holdings Pty Limited (ACN 96911367)
Antarctic Shipping Pty Ltd (ACN 3622491)
Aquashell Pty Limited (ACN 57036076)
Aquasten Pty Ltd (ACN 6485785)
Armraynald Investments Pty Limited (ACN 68291403)
ASB Group Investments Limited (533945)
Australian Bank Limited (ACN 8558601)
Australian Company Number 002 680 471 Pty Limited (ACN 2680471)
Australian Company Number 008 521 579 Pty Limited (ACN 8521579)
Australian TIC Management Pty Limited (ACN 2213952)
Avanteos Investments Limited (ACN 066 862 977)
Bennelong Centre Pty Ltd (ACN 7328949)
Bizserv Pty Ltd (ACN 94234812)
Brookhollow Ave Pty Limited (ACN 81129660)
CAPITAL 121 PTY LIMITED (ACN 3148187)
CB-CLA Limited (ACN 3069458)
CB-CLARI Pty Limited (ACN 1826884)
CB-CLAS Limited (ACN 3177222)
CB-CLFIA Limited (ACN 3123233)
CB-CLHA Limited (ACN 3742747)
CB-CLMM Limited (ACN 6507731)
CB-CLPF Limited (ACN 1657503)
CB-CLPSG Limited (ACN 2585695)
CB-CLRA Pty Limited (ACN 1826893)
CB-CLSA Limited (ACN 3774865)
CBA CORPORATE SERVICES (NSW) PTY LIMITED (72765434)
CBA Corporate Services (VIC) Pty Limited (ACN 72103532)
CBA Indemnity Co. Pty Limited (ACN 72183290)
CBA International Finance Pty Limited (ACN 63487589)
CBA Investments (No 2) Pty Limited (ACN 73093286)
CBA Investments Limited (ACN 835423)
CBA Leasing (No 2) Pty Limited (ACN 64489238)
CBA Rail & Tram Company Pty Limited (ACN 92452625)
CBA Specialised Financing Limited (ACN 8544554)
CBFC Leasing Pty Limited (ACN 8520965)
CBFC Limited (ACN 8519462)
CBFC Properties Pty Limited (ACN 770454)
CC Group Holdings Pty Ltd (ACN 5934083)
CFS Managed Property Limited (ACN 6464428)
Chullora Equity Investment (No 1) Pty Limited (ACN 70676943)
Chullora Equity Investment (No 2) Pty Limited (ACN 70676710)
Chullora Equity Investment (No 3) Pty Limited (ACN 70677431)
CISL (Hazelwood) Pty Limited (ACN 74747185)
CM Somerton Pty Ltd (ACN 5367671)
CMG Asia Limited (ACN)
CMG Asia Pty Ltd (ACN 75668932)
CMG Asia Trustee Company Limited (ACN)
CMG CH China Funds Management Limited (ACN 61146183)
CMG CH China Investments Limited (ACN 61513675)
Collateral Leasing Pty Limited (ACN 2681218)
Colonial AFS Services Pty Ltd (ACN 83514667)
Colonial Agricultural Company Limited (ACN 3963862)
Colonial Asset Finance Pty Ltd (ACN 89354370)
Colonial Asset Management Limited (ACN 64031769)
Colonial Australian Superannuation Ltd (ACN 3244040)
Colonial e.Com Ltd (ACN 3345766)
Colonial Employee Share Plan Pty Ltd (ACN 75669028)
Colonial Finance (Australia) Ltd (ACN 89843041)
Colonial Finance Limited (ACN 67105435)
Colonial Financial Corporation Limited (ACN 29818)
Colonial Financial Management Limited (ACN 7299498)
Colonial First State Fund Services Ltd (ACN 3257001)
Colonial First State Group Limited (ACN 4405556)
Colonial First State Investments Limited (CFSIL) (ACN 2348352)
Colonial First State Private Capital Limited (ACN 2785739)
Colonial First State Private Equity Limited (ACN 2642819)
Colonial First State Property Holdings No 2 Pty Ltd (ACN 511624)
Colonial First State Property Holdings No 3 Pty Ltd (ACN 8100445)
Colonial First State Property Investment Limited (ACN 3466117)
Colonial First State Property Limited (ACN 85313926)
Colonial Holding Company (No 2) Pty Ltd (ACN 75333390)
Colonial Holding Company Pty Ltd (ACN 74706782)
Colonial Insurance Services Pty Ltd (ACN 83157117)
Colonial International Factors Pty Limited (ACN 83082973)
Colonial Investment Services Ltd (ACN 2451970)
Colonial Investments Holding Pty Ltd (ACN 75668987)
Colonial LGA Holdings Limited (ACN 1634439)
Colonial Limited (ACN 74042112)
Colonial Mutual Deposit Services Ltd (ACN 6227809)
Colonial Mutual Funds Limited (ACN 6734514)
Colonial Mutual Property Group Pty Ltd (ACN 7322429)
Colonial Mutual Superannuation Pty Ltd (ACN 6831983)
Colonial Net Limited (ACN 2902712)
Colonial PCA Holdings Pty Ltd (ACN 50535647)
Colonial PCA Properties Ltd (ACN 3354247)
Colonial PCA Services Ltd (ACN 3900187)
Colonial Portfolio Services Limited (ACN 66649241)
Colonial Protection Insurance Pty Limited (ACN 83055967)
Colonial Services Pty Limited (ACN 75733023)
Colonial South Australia Limited (ACN 69065130)
Colonial State Residual (No 1) Pty Ltd (ACN 3909402)
Colonial State Residual (No 2) Pty Ltd (ACN 75733032)
Colonial Statutory Funds Management Limited (ACN 2807221)
Colonial Tasman Pty Ltd (ACN 83840644)
Colonial Trade Services (Hong Kong) Limited (ACN)
Commonwealth Bank Officers Superannuation Corporation Pty Ltd (074519798)
Commonwealth Capital Corporation Limited (ACN 78898432)
Commonwealth Capital Limited (ACN 78898370)
Commonwealth Custodial Services Limited (CCSL) (ACN 485487)
Commonwealth Development Bank of Australia Limited (ACN 74707458)
COMMONWEALTH FINANCIAL PLANNING LIMITED (ACN 3900169)
Commonwealth Fleet Lease Pty Limited (ACN 3429356)
Commonwealth Funds Management Limited (CFM) (ACN 52289442)
Commonwealth Group Pty Limited (ACN 87485078)

Commonwealth Insurance Holdings Limited (ACN 88327959)
Commonwealth Insurance Limited (ACN 67524216)
Commonwealth Investment Services Limited (CISL) (ACN 3049830)
Commonwealth Investments Pty Limited (ACN 65166305)
Commonwealth Life Limited (CLL) (ACN 3610008)
Commonwealth Managed Investments Limited (CMIL) (ACN 84098180)
Commonwealth Property Pty Limited (ACN 94052436)
Commonwealth Securities (Japan) Pty Limited (ACN 86971922)
COMMSERVE FINANCIAL LTD
COMMWEALTH INTERNATIONAL HOLDINGS PTY LIMITED (ACN 74025371)
Comsec Trading Limited (ACN 3485952)
CST Securitisation Management Limited (ACN 80151337)
Darontin Pty Ltd (ACN 7029209)
Emerald Holding Company Limited (ACN 66147528)
Fazen Pty Ltd (ACN 3066760)
Financial Wisdom Limited (ACN 6646108)
First State (Hong Kong) LLC (F8489)
First State Investment International Limited (Regd Scot 79063)
First State Investment Management (UK) Limited (Regd Scotland 47708)
FIRST STATE INVESTMENT MANAGERS (ASIA) LIMITED (ACN 54571701)
First State Investment Services (UK) Limited (Regd England & Wales 3904320)
First State Investments (Hong Kong) Limited (206616)
First State Investments (Singapore) (196900420D)
First State Investments (UK) Limited (Regd Eng/Wales 2294743)
First State Investments Holdings (Singapore) Limited (Regd 199901706Z)
First State Nominees (Hong Kong) Ltd (206615)
FIVE D PROPERTY MANAGEMENT (NSW) PTY LTD (ACN 7301582)
FIVE D PROPERTY MANAGEMENT (QLD) PTY LTD (ACN 7301573)
FIVE D PROPERTY MANAGEMENT (SA) PTY LTD (ACN 7322438)
FIVE D PROPERTY MANAGEMENT (VIC) PTY LTD (ACN 7301591)
FIVE D PROPERTY MANAGEMENT (WA) PTY LTD (ACN 83531579)
Fleet Care Services Pty Ltd (ACN 74503530)
Fouron Pty Ltd (ACN 3066840)
Gandel Chambers Pty Ltd (ACN 104 741 102)
GATX Rail (BY-1) Pty Limited (ACN 90495999)
GATX Rail (BY-2) Pty Limited (ACN 90495980)
GATX Rail (BY-3) Pty Limited (ACN 90495971)
GATX Rail (BY-4) Pty Limited (ACN 90495962)
GATX Rail (SW-1) Pty Limited (ACN 90496058)
GATX Rail (SW-2) Pty Limited (ACN 90496030)
GATX Rail (SW-3) Pty Limited (ACN 90496021)
GATX Rail (SW-4) Pty Limited (ACN 90496012)
GATX Rail (Victoria) Pty Limited (ACN 90065964)
Gold Star Mortgage Management Pty Ltd (ACN 63742049)
Goldman Sachs (Asia) L.L.C (ABN 35 717 040 327)
Hazelwood Investment Company Pty Limited (ACN 75041360)
HFV6 PTY LIMITED (ACN 76980740)
HIC Finance Pty Limited (ACN 75495528)
Homepath Pty Limited (ACN 81986530)
Infravest (No 1) Limited (ACN 60472522)
Infravest (No 2) Limited (ACN 71656865)
Investment Co Pty Ltd (ACN 83405627)
Jacques Martin Administration and Consulting Pty Ltd (ACN 6787748)
Jacques Martin Pty Ltd (ACN 6100830)
Keystone Financial Services Ltd (ACN 65021418)
Lazarose Pty Ltd (ACN 3816448)
Leaseway Transportation Pty Limited (ACN 78463457)
LG Inc. (ACN)
MMAL Fleet Lease Arranger Pty Ltd (ACN 76409526)
Nimitz Nominees Pty Ltd (ACN 3505959)
P. and B. Properties Pty Ltd (ACN 9499512)
Perpetual Stock Pty Limited (ACN 65094886)
PFM Holdings Pty Ltd (ACN 3290597)
Retail Investor Pty Limited (ACN 60625194)
RVG Administration Company Pty Limited (ACN 70835344)
S.B.T. Properties Pty Ltd (ACN 9517328)
SBN Nominees Pty Ltd (ACN 3501773)
SBSSW (Delaware) Inc (ACN)
SBV Nominees Limited (ACN 6291854)
Securitisation Advisory Services Pty Limited (ACN 64133946)
Securitisation Custodian Pty Limited (ACN 76980704)
Senbary Pty Limited (ACN 83183242)
Share Investments Pty Limited (ACN 54210276)
SIF Railway No 1 Pty Limited (ACN 96458730)
SIF Railway No 2 Pty Limited (ACN 96458758)
SME Custodians Pty Ltd (ACN 81924110)
SME Equities Limited (ACN 78207780)
SME Growth Limited (ACN 79678194)
South Australian Fleet Lease Arranger Pty Ltd (ACN 73607440)
Sparad (No 24) Pty Limited (ACN 57975087)
Sparad (No 26) Pty Limited (ACN 54797965)
State Nominees Limited (ACN 677350)
Super Partners Pty Limited (ACN 81837961)
Tactical Global Management Limited (ACN 77796411)
The Colonial Mutual Life Assurance Society Ltd (ACN 4021809)
Vanoti Pty Ltd (ACN 3519284)
Victorian Fleet Lease Arranger Pty Limited (ACN 77164811)
Wezen Pty Ltd (ACN 3501817)

End of Annexure A

This is the Annexure marked "B" of 6 pages referred to in the Notice of Substantial Shareholding dated 12 December 2005.

Colonial First State Inv Managers
Transaction listing for the period 29/09/2005 to 12/12/2005 (as per F10 function) Page 1
For Security ALL.AU Aristocrat Leisure Limited

Fund	Pfolio	Trans.	Ccy	Date	Units		Cost/Proceeds	
CC	IEQF	OS-SAL	AUD	29/09/2005	-14560		-171125.8	
CC	IEQF	OS-SAL	AUD	12/10/2005	-17146		-183028	
CC	IEQF	OS-SAL	AUD	19/10/2005	-13766		-151359.7	
CC	IEQF	OS-SAL	AUD	01/12/2005	-5303		-65341.42	
						-50775		-570854.93
CC	IEQI	OS-SAL	AUD	29/09/2005	-52261		-614231.2	
CC	IEQI	OS-SAL	AUD	10/10/2005	-13437		-150998.3	
CC	IEQI	OS-SAL	AUD	12/10/2005	-54199		-578556.7	
CC	IEQI	OS-SAL	AUD	17/10/2005	-876		-9469.56	
CC	IEQI	OS-SAL	AUD	19/10/2005	-47810		-525679.8	
CC	IEQI	OS-SAL	AUD	01/12/2005	-17385		-214210.9	
						-185968		-2093146.51
CC	IGRF	OS-SAL	AUD	29/09/2005	-5883		-69139.66	
CC	IGRF	OS-SAL	AUD	04/10/2005	-3323		-38155.63	
CC	IGRF	OS-PUR	AUD	10/10/2005	8406		94830.47	
CC	IGRF	OS-PUR	AUD	10/10/2005	2842		31936.98	
CC	IGRF	OS-PUR	AUD	11/10/2005	10762		117293	
CC	IGRF	OS-PUR	AUD	24/10/2005	14849		160607.6	
CC	IGRF	OS-SAL	AUD	02/11/2005	-2333		-26798.88	
CC	IGRF	OS-SAL	AUD	07/11/2005	-553		-6289.78	
CC	IGRF	OS-SAL	AUD	07/11/2005	-133		-1517.4	
CC	IGRF	OS-SAL	AUD	10/11/2005	-7314		-83134.88	
CC	IGRF	OS-SAL	AUD	21/11/2005	-4036		-48448.45	
CC	IGRF	OS-SAL	AUD	22/11/2005	-3603		-43944.28	
CC	IGRF	OS-SAL	AUD	01/12/2005	-2988		-36755.26	
						6693		50483.87
CC	IINF	OS-SAL	AUD	29/09/2005	-8293		-97468.85	
CC	IINF	OS-SAL	AUD	12/10/2005	-9459		-100971.7	
CC	IINF	OS-SAL	AUD	19/10/2005	-7854		-86356.18	
CC	IINF	OS-SAL	AUD	01/12/2005	-4135		-50949.8	
						- 29,741		- 335,747
TOTAL						**- 259,791**		**- 2,949,264**
CF	LAISSN	OS-SAL	AUD	04/10/2005	-26878		-309521.7	
CF	LAISSN	OS-SAL	AUD	03/11/2005	-34219		-398993.5	
						-61097		-708515.21
CF	PET1SN	OS-SAL	AUD	04/10/2005	-11930		-137383.5	
CF	PET1SN	OS-SAL	AUD	03/11/2005	-22114		-257849.2	
						- 34,044		- 395,233
TOTAL						**- 95,141**		**- 1,103,748**
CL	B3C	OS-SAL	AUD	10/11/2005	-7000		-79870	
						-7000		-79870
CL	G3C	OS-SAL	AUD	29/09/2005	-25250		-296749.4	
CL	G3C	OS-SAL	AUD	04/10/2005	-14970		-171889.8	
CL	G3C	OS-PUR	AUD	10/10/2005	31346		353623.1	
CL	G3C	OS-PUR	AUD	10/10/2005	10595		119061.3	
CL	G3C	OS-PUR	AUD	11/10/2005	43587		475046.5	
CL	G3C	OS-PUR	AUD	24/10/2005	52086		563365.2	
CL	G3C	OS-SAL	AUD	03/11/2005	-1768		-20437.2	
CL	G3C	OS-SAL	AUD	07/11/2005	-4620		-52547.5	
CL	G3C	OS-SAL	AUD	07/11/2005	-1109		-12652.58	
CL	G3C	OS-SAL	AUD	10/11/2005	-26208		-297894.3	

CL	G3C	OS-SAL	AUD	21/11/2005	-11354		-136294.3	
CL	G3C	OS-SAL	AUD	22/11/2005	-22662		-276398.9	
CL	G3C	OS-SAL	AUD	01/12/2005	-27400		-337046.2	
						2273		-90814.04
CL	M3C	OS-SAL	AUD	03/11/2005	-3572		-41243.57	
CL	M3C	OS-SAL	AUD	10/11/2005	-10000		-114100	
						- 13,572		- 155,344
TOTAL						**- 18,299**		**- 326,028**
CM	EABS01	OS-PUR	AUD	04/10/2005	2648		30598.5	
CM	EABS01	OS-PUR	AUD	07/10/2005	4445		49673.57	
CM	EABS01	OS-PUR	AUD	12/10/2005	945		9953.01	
CM	EABS01	OS-PUR	AUD	24/10/2005	892		9603.74	
CM	EABS01	OS-PUR	AUD	31/10/2005	630		7230.9	
CM	EABS01	OS-PUR	AUD	09/11/2005	1309		14951.96	
CM	EABS01	OS-PUR	AUD	28/11/2005	332		4156.38	
CM	EABS01	OS-PUR	AUD	29/11/2005	1390		17220.59	
						12591		143388.65
CM	EASS03	OS-PUR	AUD	11/10/2005	5600		60760	
CM	EASS03	OS-PUR	AUD	12/10/2005	15200		162084.5	
CM	EASS03	OS-PUR	AUD	13/10/2005	18700		202674.3	
CM	EASS03	OS-SAL	AUD	11/11/2005	-2950		-34410.96	
CM	EASS03	OS-SAL	AUD	14/11/2005	-2350		-27673.17	
CM	EASS03	OS-SAL	AUD	14/11/2005	-2850		-33554.91	
CM	EASS03	OS-SAL	AUD	15/11/2005	-2250		-26642.88	
CM	EASS03	OS-SAL	AUD	16/11/2005	-2800		-33144.41	
CM	EASS03	OS-SAL	AUD	17/11/2005	-1900		-22572.72	
CM	EASS03	OS-SAL	AUD	18/11/2005	-200		-2355.94	
CM	EASS03	OS-PUR	AUD	05/12/2005	10600		128922	
						34800		374085.88
CM	EASS05	OS-PUR	AUD	30/09/2005	12620		148895	
CM	EASS05	OS-SAL	AUD	28/11/2005	-44100		-550067.1	
						-31480		-401172.12
CM	EASS06	OS-PUR	AUD	06/10/2005	5700		63083.04	
CM	EASS06	OS-PUR	AUD	07/10/2005	5700		63593.76	
CM	EASS06	OS-PUR	AUD	10/10/2005	3200		35960	
CM	EASS06	OS-PUR	AUD	12/10/2005	900		9479.06	
CM	EASS06	OS-PUR	AUD	13/10/2005	6000		65029.2	
CM	EASS06	OS-PUR	AUD	26/10/2005	400		4490.77	
CM	EASS06	OS-PUR	AUD	18/11/2005	10200		122663.8	
CM	EASS06	OS-PUR	AUD	23/11/2005	3200		38828.79	
CM	EASS06	OS-PUR	AUD	12/12/2005	4600		55542.31	
						39900		458670.76
CM	EASS10	OS-PUR	AUD	12/10/2005	6880		72425.11	
						6880		72425.11
CM	EASS15	OS-PUR	AUD	07/10/2005	801		8941.04	
CM	EASS15	OS-PUR	AUD	07/10/2005	756		8452.08	
CM	EASS15	OS-PUR	AUD	14/10/2005	1566		16834.5	
CM	EASS15	OS-SAL	AUD	28/10/2005	-523		-5920.9	
CM	EASS15	OS-SAL	AUD	24/11/2005	-287		-3578.89	
CM	EASS15	OS-SAL	AUD	24/11/2005	-248		-3093.4	
						2065		21634.43
CM	EASS19	OS-PUR	AUD	29/09/2005	67581		798061.3	
CM	EASS19	OS-PUR	AUD	07/10/2005	5030		56163.21	
CM	EASS19	OS-PUR	AUD	10/10/2005	5044		56808.19	
CM	EASS19	OS-PUR	AUD	11/10/2005	2645		28681.55	
CM	EASS19	OS-SAL	AUD	12/10/2005	-454998		-4775031	
CM	EASS19	OS-SAL	AUD	13/10/2005	-190959		-2072319	
						-565657		-5907634.94
CM	EASS23	OS-PUR	AUD	15/11/2005	144800		1719296	
CM	EASS23	OS-SAL	AUD	22/11/2005	-31038		-378954.5	
						113,762		1,340,342

TOTAL						- 387,139		- 3,898,260
CP	AMPEQ	OS-SAL	AUD	24/10/2005	-60823		-655387.1	
CP	AMPEQ	OS-SAL	AUD	25/10/2005	-39177		-427357.4	
CP	AMPEQ	OS-SAL	AUD	02/11/2005	-2000		-22962.61	
CP	AMPEQ	OS-SAL	AUD	04/11/2005	-6584		-73833.56	
CP	AMPEQ	OS-SAL	AUD	07/11/2005	-647		-7313.53	
CP	AMPEQ	OS-SAL	AUD	07/11/2005	-2269		-25918.79	
CP	AMPEQ	OS-SAL	AUD	28/11/2005	-5040		-63843.98	
CP	AMPEQ	OS-SAL	AUD	08/12/2005	-9453		-115040.5	
CP	AMPEQ	OS-SAL	AUD	08/12/2005	-1263		-15355.26	
CP	AMPEQ	OS-SAL	AUD	09/12/2005	-15616		-186832.4	
CP	AMPEQ	OS-SAL	AUD	09/12/2005	-52518		-625981.9	
CP	AMPEQ	OS-SAL	AUD	12/12/2005	-25584		-306956.2	
CP	AMPEQ	OS-SAL	AUD	12/12/2005	-52443		-625088	
						-273417		-3151871.22
CP	ASBAE	OS-SAL	AUD	24/10/2005	-1825		-19666.19	
CP	ASBAE	OS-SAL	AUD	25/10/2005	-1175		-12818.14	
CP	ASBAE	OS-SAL	AUD	02/11/2005	-3000		-34446.07	
CP	ASBAE	OS-SAL	AUD	08/12/2005	-23		-279.65	
CP	ASBAE	OS-SAL	AUD	08/12/2005	-170		-2068.98	
CP	ASBAE	OS-SAL	AUD	09/12/2005	-281		-3362.14	
CP	ASBAE	OS-SAL	AUD	09/12/2005	-945		-11264.52	
CP	ASBAE	OS-SAL	AUD	12/12/2005	-906		-10799.63	
CP	ASBAE	OS-SAL	AUD	12/12/2005	-442		-5303.44	
						-8767		-100008.76
CP	CEQU	OS-SAL	AUD	24/10/2005	-12773		-137633.1	
CP	CEQU	OS-SAL	AUD	25/10/2005	-8227		-89743.21	
CP	CEQU	OS-SAL	AUD	04/11/2005	-1940		-21755.34	
CP	CEQU	OS-SAL	AUD	07/11/2005	-191		-2159.02	
CP	CEQU	OS-SAL	AUD	07/11/2005	-669		-7641.99	
CP	CEQU	OS-SAL	AUD	28/11/2005	-1575		-19951.24	
CP	CEQU	OS-SAL	AUD	08/12/2005	-387		-4705.06	
CP	CEQU	OS-SAL	AUD	08/12/2005	-2899		-35280.06	
CP	CEQU	OS-SAL	AUD	09/12/2005	-4789		-57296.38	
CP	CEQU	OS-SAL	AUD	09/12/2005	-16105		-191961.6	
CP	CEQU	OS-SAL	AUD	12/12/2005	-15733		-187527.6	
CP	CEQU	OS-SAL	AUD	12/12/2005	-7675		-92084.47	
						-72963		-847739.06
CP	CFSHK	OS-SAL	AUD	29/09/2005	-5358		-62978.11	
CP	CFSHK	OS-SAL	AUD	12/10/2005	-6281		-67052.68	
CP	CFSHK	OS-PUR	AUD	17/10/2005	862		9318.22	
CP	CFSHK	OS-SAL	AUD	19/10/2005	-6274		-68988.98	
						-17051		-189701.55
CP	CIMP	OS-SAL	AUD	24/10/2005	-36494		-393234.4	
CP	CIMP	OS-SAL	AUD	25/10/2005	-23506		-256412.3	
CP	CIMP	OS-SAL	AUD	02/11/2005	-12300		-141220	
CP	CIMP	OS-SAL	AUD	04/11/2005	-28414		-318637.2	
CP	CIMP	OS-SAL	AUD	07/11/2005	-2795		-31594.01	
CP	CIMP	OS-SAL	AUD	07/11/2005	-9791		-111842.6	
CP	CIMP	OS-SAL	AUD	28/11/2005	-24152		-305944.4	
CP	CIMP	OS-SAL	AUD	08/12/2005	-5788		-70369.15	
CP	CIMP	OS-SAL	AUD	08/12/2005	-43327		-527278.1	
CP	CIMP	OS-SAL	AUD	09/12/2005	-240708		-2869090	
CP	CIMP	OS-SAL	AUD	09/12/2005	-71573		-856311	
CP	CIMP	OS-SAL	AUD	12/12/2005	-241478		-2878268	
CP	CIMP	OS-SAL	AUD	12/12/2005	-117802		-1413386	
						-858128		-10173586.05
CP	MACEQ	OS-SAL	AUD	24/10/2005	-2433		-26217.99	
CP	MACEQ	OS-SAL	AUD	25/10/2005	-1567		-17094.5	
CP	MACEQ	OS-SAL	AUD	04/11/2005	-208		-2332.67	
CP	MACEQ	OS-SAL	AUD	07/11/2005	-20		-226.09	
CP	MACEQ	OS-SAL	AUD	07/11/2005	-72		-822.46	
CP	MACEQ	OS-SAL	AUD	28/11/2005	-294		-3724.47	

CP	MACEQ	OS-SAL	AUD	08/12/2005	-595	-7241.45		
CP	MACEQ	OS-SAL	AUD	08/12/2005	-80	-972.68		
CP	MACEQ	OS-SAL	AUD	09/12/2005	-984	-11773.47		
CP	MACEQ	OS-SAL	AUD	09/12/2005	-3308	-39431.77		
CP	MACEQ	OS-SAL	AUD	12/12/2005	-1582	-18981.99		
CP	MACEQ	OS-SAL	AUD	12/12/2005	-3242	-38645.05		
							-14385	-167464.59
CP	MACSN	OS-SAL	AUD	24/10/2005	-2763	-29804.76		
CP	MACSN	OS-SAL	AUD	25/10/2005	-1459	-15957.37		
CP	MACSN	OS-SAL	AUD	10/11/2005	-5023	-57098.43		
CP	MACSN	OS-SAL	AUD	01/12/2005	-8194	-100801.6		
							-17439	-203662.2
CP	NOME	OS-SAL	AUD	04/10/2005	-1784	-20490.16		
CP	NOME	OS-SAL	AUD	26/10/2005	-2009	-22363.59		
CP	NOME	OS-SAL	AUD	22/11/2005	-2950	-36058.34		
							-6743	-78912.09
CP	QCSF	OS-SAL	AUD	24/10/2005	-608	-6551.39		
CP	QCSF	OS-SAL	AUD	25/10/2005	-392	-4276.08		
CP	QCSF	OS-SAL	AUD	04/11/2005	-832	-9330.12		
CP	QCSF	OS-SAL	AUD	07/11/2005	-81	-915.61		
CP	QCSF	OS-SAL	AUD	07/11/2005	-287	-3278.4		
CP	QCSF	OS-SAL	AUD	28/11/2005	-683	-8651.87		
CP	QCSF	OS-SAL	AUD	08/12/2005	-173	-2103.3		
CP	QCSF	OS-SAL	AUD	08/12/2005	-1292	-15723.3		
CP	QCSF	OS-SAL	AUD	09/12/2005	-2134	-25531.53		
CP	QCSF	OS-SAL	AUD	09/12/2005	-7178	-85557.3		
CP	QCSF	OS-SAL	AUD	12/12/2005	-7151	-85235.47		
CP	QCSF	OS-SAL	AUD	12/12/2005	-3489	-41860.94		
							-24300	-289015.31
CP	UTIND	OS-PUR	AUD	07/11/2005	5758	66011.66		
CP	UTIND	OS-PUR	AUD	07/11/2005	1242	14169.98		
							7000	80181.64
CP	WDEQ	OS-SAL	AUD	07/10/2005	-500	-5580		
							-500	-5580
CP	WEQC	OS-PUR	AUD	24/10/2005	2763	29797.02		
CP	WEQC	OS-PUR	AUD	25/10/2005	1459	15957.37		
CP	WEQC	OS-PUR	AUD	03/11/2005	1768	20437.2		
CP	WEQC	OS-SAL	AUD	10/11/2005	-11777	-133863.7		
CP	WEQC	OS-SAL	AUD	01/12/2005	-49047	-603325.1		
							-54834	-670997.23
CP	WEQL	OS-SAL	AUD	29/09/2005	-71677	-842430.4		
CP	WEQL	OS-SAL	AUD	12/10/2005	-84552	-902565.1		
CP	WEQL	OS-SAL	AUD	19/10/2005	-68597	-754236.7		
CP	WEQL	OS-SAL	AUD	01/12/2005	-21911	-269978.5		
							-246737	-2769210.6
CP	WEQU	OS-SAL	AUD	24/10/2005	-63864	-688154.9		
CP	WEQU	OS-SAL	AUD	24/10/2005	-120000	-1294452		
CP	WEQU	OS-SAL	AUD	25/10/2005	-41136	-448726.9		
CP	WEQU	OS-SAL	AUD	02/11/2005	-19000	-218144.8		
CP	WEQU	OS-SAL	AUD	04/11/2005	-20790	-233140.9		
CP	WEQU	OS-SAL	AUD	07/11/2005	-2045	-23116.19		
CP	WEQU	OS-SAL	AUD	07/11/2005	-7165	-81845.8		
CP	WEQU	OS-SAL	AUD	28/11/2005	-18377	-232789.8		
CP	WEQU	OS-SAL	AUD	08/12/2005	-4243	-51585.41		
CP	WEQU	OS-SAL	AUD	08/12/2005	-31763	-386547.3		
CP	WEQU	OS-SAL	AUD	09/12/2005	-176462	-2103317		
CP	WEQU	OS-SAL	AUD	09/12/2005	-52469	-627747.7		
CP	WEQU	OS-SAL	AUD	12/12/2005	-175447	-2091219		
CP	WEQU	OS-SAL	AUD	12/12/2005	-85590	-1026907		
							-818351	-9507694.92
CP	WGRS	OS-PUR	AUD	07/11/2005	92529	1058656		
CP	WGRS	OS-PUR	AUD	07/11/2005	40000	456920		
CP	WGRS	OS-PUR	AUD	08/11/2005	465000	5321856		
CP	WGRS	OS-PUR	AUD	09/11/2005	77471	889253.9		
CP	WGRS	OS-SAL	AUD	15/11/2005	-65000	-769125.6		

CP	WGRS	OS-SAL	AUD	15/11/2005	-610000		-7214540	
						0		-256979.46
CP	WIMP	OS-SAL	AUD	24/10/2005	-45617		-491537.7	
CP	WIMP	OS-SAL	AUD	25/10/2005	-29383		-320520.8	
CP	WIMP	OS-SAL	AUD	02/11/2005	-16700		-191737.8	
CP	WIMP	OS-SAL	AUD	04/11/2005	-40195		-450750.4	
CP	WIMP	OS-SAL	AUD	07/11/2005	-3957		-44728.98	
CP	WIMP	OS-SAL	AUD	07/11/2005	-13848		-158185.7	
CP	WIMP	OS-SAL	AUD	28/11/2005	-35178		-445615.8	
CP	WIMP	OS-SAL	AUD	08/12/2005	-8691		-105663.1	
CP	WIMP	OS-SAL	AUD	08/12/2005	-65072		-791909	
CP	WIMP	OS-SAL	AUD	09/12/2005	-107489		-1286016	
CP	WIMP	OS-SAL	AUD	09/12/2005	-361502		-4308879	
CP	WIMP	OS-SAL	AUD	12/12/2005	-361383		-4307461	
CP	WIMP	OS-SAL	AUD	12/12/2005	-176295		-2115183	
						-1265310		-15018187.97
CP	WISH	OS-PUR	AUD	24/10/2005	120000		1294452	
CP	WISH	OS-SAL	AUD	02/11/2005	-6000		-68887.82	
CP	WISH	OS-SAL	AUD	04/11/2005	-17117		-191951.6	
CP	WISH	OS-SAL	AUD	07/11/2005	-1684		-19035.54	
CP	WISH	OS-SAL	AUD	07/11/2005	-5899		-67384.28	
CP	WISH	OS-SAL	AUD	28/11/2005	-14701		-186224.3	
CP	WISH	OS-SAL	AUD	08/12/2005	-3397		-41299.92	
CP	WISH	OS-SAL	AUD	08/12/2005	-25429		-309464.2	
CP	WISH	OS-SAL	AUD	09/12/2005	-141274		-1683898	
CP	WISH	OS-SAL	AUD	09/12/2005	-42007		-502578.6	
CP	WISH	OS-SAL	AUD	12/12/2005	-142217		-1695138	
CP	WISH	OS-SAL	AUD	12/12/2005	-69379		-832407.6	
						- 349,104		- 4,303,818
TOTAL						**- 4,021,029**		**- 47,654,248**
P2	WASS01	OS-SAL	AUD	05/10/2005	-100000		-1115000	
P2	WASS01	OS-SAL	AUD	10/11/2005	-31110		-353613.1	
P2	WASS01	OS-SAL	AUD	01/12/2005	-43292		-532533.1	
						-174402		-2001146.14
P2	WASS02	OS-SAL	AUD	06/10/2005	-86300		-962245	
P2	WASS02	OS-PUR	AUD	13/10/2005	91600		992779.1	
P2	WASS02	OS-SAL	AUD	11/11/2005	-8500		-99150.23	
P2	WASS02	OS-SAL	AUD	14/11/2005	-6750		-79486.77	
P2	WASS02	OS-SAL	AUD	14/11/2005	-8100		-95366.59	
P2	WASS02	OS-SAL	AUD	15/11/2005	-6350		-75192.13	
P2	WASS02	OS-SAL	AUD	16/11/2005	-8000		-94698.32	
P2	WASS02	OS-SAL	AUD	17/11/2005	-5400		-64154.04	
P2	WASS02	OS-SAL	AUD	18/11/2005	-600		-7067.84	
						-38400		-484581.8
P2	WASS06	OS-PUR	AUD	05/10/2005	9470		107463.8	
P2	WASS06	OS-PUR	AUD	05/10/2005	1254		14257.98	
P2	WASS06	OS-SAL	AUD	06/10/2005	-47802		-532992.3	
P2	WASS06	OS-SAL	AUD	07/10/2005	-10615		-118675.7	
P2	WASS06	OS-PUR	AUD	11/10/2005	3960		43026.98	
P2	WASS06	OS-PUR	AUD	11/10/2005	199		2173.43	
P2	WASS06	OS-PUR	AUD	12/10/2005	23832		256138.9	
P2	WASS06	OS-SAL	AUD	19/10/2005	-523		-5747.77	
P2	WASS06	OS-SAL	AUD	19/10/2005	-2637		-28962.28	
P2	WASS06	OS-SAL	AUD	28/10/2005	-5503		-62299.7	
P2	WASS06	OS-PUR	AUD	09/11/2005	3904		44861.29	
P2	WASS06	OS-SAL	AUD	15/11/2005	-2020		-23937	
P2	WASS06	OS-SAL	AUD	15/11/2005	-437		-5171.06	
P2	WASS06	OS-SAL	AUD	17/11/2005	-2724		-32347.24	
P2	WASS06	OS-SAL	AUD	23/11/2005	-1695		-20688.71	
P2	WASS06	OS-SAL	AUD	24/11/2005	-1440		-17956.8	
P2	WASS06	OS-SAL	AUD	24/11/2005	-1243		-15504.41	
P2	WASS06	OS-SAL	AUD	29/11/2005	-4107		-50610.51	

						-38127		-446971.1
P2	WTRA01	OS-PUR	AUD	05/10/2005	100000		1115000	
P2	WTRA01	OS-PUR	AUD	06/10/2005	86300		962245	
P2	WTRA01	OS-PUR	AUD	06/10/2005	47802		532992.3	
P2	WTRA01	OS-SAL	AUD	06/10/2005	-234102		-2591891	
						-		18,346
TOTAL						- 250,929		- 2,914,353
GRAND TOTAL						- 5,032,328		- 58,845,901

Form 605

To: Aristocrat Leisure Limited

ACN/ARSN: 002 818 368

1. Details of substantial holder

Name: Commonwealth Bank of Australia ACN 123 123 124 (CBA), and its subsidiaries

The holder ceased to be a substantial holder on 14/12/2005
The previous notice was given to the company on 15/12/2005
The previous notice was dated 12/12/2005

2. Changes in relevant interest

Particulars of each change in, or change in the nature of, a relevant interest of the substantial shareholder or an associate in voting securities of the company or scheme, since the substantial holder was last required to give a substantial holding notice to the company or scheme are as follows:

Date of change	Person whose relevant interest changed	*Nature of change*	Consideration given in relation to change	Class and number of securities affected	*Person's votes affected*
See annexure "B" to this notice.					

3. Changes in association

The persons who have become associates of, ceased to be associates of, or have changed the nature of their association with, the substantial holder in relation to voting interests in the company or scheme are as follows:

Name	Nature of Association
CBA and Commonwealth Bank Group	The Commonwealth Bank Group (other than Commonwealth Bank of Australia) are body corporates controlled by Commonwealth Bank of Australia and are therefore associates of Commonwealth Bank of Australia and of each other for the purposes of the Corporations Act.

4. Address

The addresses of persons named in this form are as follows:

Name	Address
CBA and Commonwealth Bank Group	C/- Level 2, 48 Martin Place Sydney NSW 1155

5. Signature



....

John Damien Hatton – Company Secretary

Dated the 19 day of December 2005.

Annexure A

This is the annexure mark A of 2 pages referred to in Form 605, Notice of ceasing to be a Substantial Holder of Commonwealth Bank of Australia ACN 123 123 124 and certain other companies dated 14/12/2005

John Damien Hatton – Company Secretary

SCHEDULE

A.C.N. 004 929 962 Pty Ltd (ACN 4929962)
A.C.N. 007 255 521 Pty Ltd (ACN 7255521)
A.C.N. 080 159 762 Pty Ltd (ACN 80159762)
ACAPM Holdings A Pty Limited (ACN 99726495)
ACAPM Holdings B Pty Limited (ACN 99726486)
ACAPM Pty Limited (ACN 99744297)
Aetna Properties Ltd (ACN 572225)
AFS Life Finance Pty Limited (ACN 85514147)
AGAL Holdings Pty Limited (ACN 96911367)
Antarctic Shipping Pty Ltd (ACN 3622491)
Aquashell Pty Limited (ACN 57036076)
Aquasten Pty Ltd (ACN 6485785)
Armraynald Investments Pty Limited (ACN 68291403)
ASB Group Investments Limited (533945)
Australian Bank Limited (ACN 8558601)
Australian Company Number 002 680 471 Pty Limited (ACN 2680471)
Australian Company Number 008 521 579 Pty Limited (ACN 8521579)
Australian TIC Management Pty Limited (ACN 2213952)
Avanteos Investments Limited (ACN 066 862 977)
Bennelong Centre Pty Ltd (ACN 7328949)
Bizserv Pty Ltd (ACN 94234812)
Brookhollow Ave Pty Limited (ACN 81129660)
CAPITAL 121 PTY LIMITED (ACN 3148187)
CB-CLA Limited (ACN 3069458)
CB-CLARI Pty Limited (ACN 1826884)
CB-CLAS Limited (ACN 3177222)
CB-CLFIA Limited (ACN 3123233)
CB-CLHA Limited (ACN 3742747)
CB-CLMM Limited (ACN 6507731)
CB-CLPF Limited (ACN 1657503)
CB-CLPSG Limited (ACN 2585695)
CB-CLRA Pty Limited (ACN 1826893)
CB-CLSA Limited (ACN 3774865)
CBA CORPORATE SERVICES (NSW) PTY LIMITED (72765434)
CBA Corporate Services (VIC) Pty Limited (ACN 72103532)
CBA Indemnity Co. Pty Limited (ACN 72183290)
CBA International Finance Pty Limited (ACN 63487589)
CBA Investments (No 2) Pty Limited (ACN 73093286)
CBA Investments Limited (ACN 835423)
CBA Leasing (No 2) Pty Limited (ACN 64489238)
CBA Rail & Tram Company Pty Limited (ACN 92452625)
CBA Specialised Financing Limited (ACN 8544554)
CBFC Leasing Pty Limited (ACN 8520965)
CBFC Limited (ACN 8519462)
CBFC Properties Pty Limited (ACN 770454)
CC Group Holdings Pty Ltd (ACN 5934083)
CFS Managed Property Limited (ACN 6464428)
Chullora Equity Investment (No 1) Pty Limited (ACN 70676943)
Chullora Equity Investment (No 2) Pty Limited (ACN 70676710)
Chullora Equity Investment (No 3) Pty Limited (ACN 70677431)
CISL (Hazelwood) Pty Limited (ACN 74747185)
CM Somerton Pty Ltd (ACN 5367671)
CMG Asia Limited (ACN)
CMG Asia Pty Ltd (ACN 75668932)
CMG Asia Trustee Company Limited (ACN)
CMG CH China Funds Management Limited (ACN 61146183)
CMG CH China Investments Limited (ACN 61513675)
Collateral Leasing Pty Limited (ACN 2681218)
Colonial AFS Services Pty Ltd (ACN 83514667)
Colonial Agricultural Company Limited (ACN 3963862)
Colonial Asset Finance Pty Ltd (ACN 89354370)
Colonial Asset Management Limited (ACN 64031769)
Colonial Australian Superannuation Ltd (ACN 3244040)
Colonial e.Com Ltd (ACN 3345766)
Colonial Employee Share Plan Pty Ltd (ACN 75669028)
Colonial Finance (Australia) Ltd (ACN 89843041)
Colonial Finance Limited (ACN 67105435)
Colonial Financial Corporation Limited (ACN 29818)
Colonial Financial Management Limited (ACN 7299498)
Colonial First State Fund Services Ltd (ACN 3257001)
Colonial First State Group Limited (ACN 4405556)
Colonial First State Investments Limited (CFSIL) (ACN 2348352)
Colonial First State Private Capital Limited (ACN 2785739)
Colonial First State Private Equity Limited (ACN 2642819)
Colonial First State Property Holdings No 2 Pty Ltd (ACN 511624)
Colonial First State Property Holdings No 3 Pty Ltd (ACN 8100445)
Colonial First State Property Investment Limited (ACN 3466117)
Colonial First State Property Limited (ACN 85313926)
Colonial Holding Company (No 2) Pty Ltd (ACN 75333390)
Colonial Holding Company Pty Ltd (ACN 74706782)
Colonial Insurance Services Pty Ltd (ACN 83157117)
Colonial International Factors Pty Limited (ACN 83082973)
Colonial Investment Services Ltd (ACN 2451970)
Colonial Investments Holding Pty Ltd (ACN 75668987)
Colonial LGA Holdings Limited (ACN 1634439)
Colonial Limited (ACN 74042112)
Colonial Mutual Deposit Services Ltd (ACN 6227809)
Colonial Mutual Funds Limited (ACN 6734514)
Colonial Mutual Property Group Pty Ltd (ACN 7322429)
Colonial Mutual Superannuation Pty Ltd (ACN 6831983)
Colonial Net Limited (ACN 2902712)
Colonial PCA Holdings Pty Ltd (ACN 50535647)
Colonial PCA Properties Ltd (ACN 3354247)
Colonial PCA Services Ltd (ACN 3900187)
Colonial Portfolio Services Limited (ACN 66649241)
Colonial Protection Insurance Pty Limited (ACN 83055967)
Colonial Services Pty Limited (ACN 75733023)
Colonial South Australia Limited (ACN 69065130)
Colonial State Residual (No 1) Pty Ltd (ACN 3909402)
Colonial State Residual (No 2) Pty Ltd (ACN 75733032)
Colonial Statutory Funds Management Limited (ACN 2807221)
Colonial Tasman Pty Ltd (ACN 83840644)
Colonial Trade Services (Hong Kong) Limited (ACN)
Commonwealth Bank Officers Superannuation Corporation Pty Ltd (074519798)
Commonwealth Capital Corporation Limited (ACN 78898432)
Commonwealth Capital Limited (ACN 78898370)
Commonwealth Custodial Services Limited (CCSL) (ACN 485487)
Commonwealth Development Bank of Australia Limited (ACN 74707458)
COMMONWEALTH FINANCIAL PLANNING LIMITED (ACN 3900169)
Commonwealth Fleet Lease Pty Limited (ACN 3429356)
Commonwealth Funds Management Limited (CFM) (ACN 52289442)
Commonwealth Group Pty Limited (ACN 87485078)

Commonwealth Insurance Holdings Limited (ACN 88327959)
Commonwealth Investment Services Limited (CISL) (ACN 3049830)
Commonwealth Life Limited (CLL) (ACN 3610008)
Commonwealth Property Pty Limited (ACN 94052436)
COMMSERVE FINANCIAL LTD
Comsec Trading Limited (ACN 3485952)
Darontin Pty Ltd (ACN 7029209)
Fazen Pty Ltd (ACN 3066760)
First State (Hong Kong) LLC (F8489)
First State Investment Management (UK) Limited (Regd Scotland 47708)
First State Investment Services (UK) Limited (Regd England & Wales 3904320)
First State Investments (Singapore) (196900420D)
First State Investments Holdings (Singapore) Limited (Regd 199901706Z)
FIVE D PROPERTY MANAGEMENT (NSW) PTY LTD (ACN 7301582)
FIVE D PROPERTY MANAGEMENT (SA) PTY LTD (ACN 7322438)
FIVE D PROPERTY MANAGEMENT (WA) PTY LTD (ACN 83531579)
Fouron Pty Ltd (ACN 3066840)
GATX Rail (BY-1) Pty Limited (ACN 90495999)
GATX Rail (BY-3) Pty Limited (ACN 90495971)
GATX Rail (SW-1) Pty Limited (ACN 90496058)
GATX Rail (SW-3) Pty Limited (ACN 90496021)
GATX Rail (Victoria) Pty Limited (ACN 90065964)
Goldman Sachs (Asia) L.L.C (ABN 35 717 040 327)
HFV6 PTY LIMITED (ACN 76980740)
Homepath Pty Limited (ACN 81986530)
Infravest (No 2) Limited (ACN 71656865)
Jacques Martin Administration and Consulting Pty Ltd (ACN 6787748)
Keystone Financial Services Ltd (ACN 65021418)
Leaseway Transportation Pty Limited (ACN 78463457)
MMAL Fleet Lease Arranger Pty Ltd (ACN 76409526)
P. and B. Properties Pty Ltd (ACN 9499512)
PFM Holdings Pty Ltd (ACN 3290597)
RVG Administration Company Pty Limited (ACN 70835344)
SBN Nominees Pty Ltd (ACN 3501773)
SBV Nominees Limited (ACN 6291854)
Securitisation Custodian Pty Limited (ACN 76980704)
Share Investments Pty Limited (ACN 54210276)
SIF Railway No 2 Pty Limited (ACN 96458758)
SME Equities Limited (ACN 78207780)
South Australian Fleet Lease Arranger Pty Ltd (ACN 73607440)
Sparad (No 26) Pty Limited (ACN 54797965)
Super Partners Pty Limited (ACN 81837961)
The Colonial Mutual Life Assurance Society Ltd (ACN 4021809)
Victorian Fleet Lease Arranger Pty Limited (ACN 77164811)

Commonwealth Insurance Limited (ACN 67524216)
Commonwealth Investments Pty Limited (ACN 65166305)
Commonwealth Managed Investments Limited (CMIL) (ACN 84098180)
Commonwealth Securities (Japan) Pty Limited (ACN 86971922)
COMMWEALTH INTERNATIONAL HOLDINGS PTY LIMITED (ACN 74025371)
CST Securitisation Management Limited (ACN 80151337)
Emerald Holding Company Limited (ACN 66147528)
Financial Wisdom Limited (ACN 6646108)
First State Investment International Limited (Regd Scot 79063)
FIRST STATE INVESTMENT MANAGERS (ASIA) LIMITED (ACN 54571701)
First State Investments (Hong Kong) Limited (206616)
First State Investments (UK) Limited (Regd Eng/Wales 2294743)
First State Nominees (Hong Kong) Ltd (206615)
FIVE D PROPERTY MANAGEMENT (QLD) PTY LTD (ACN 7301573)
FIVE D PROPERTY MANAGEMENT (VIC) PTY LTD (ACN 7301591)
Fleet Care Services Pty Ltd (ACN 74503530)
Gandel Chambers Pty Ltd (ACN 104 741 102)
GATX Rail (BY-2) Pty Limited (ACN 90495980)
GATX Rail (BY-4) Pty Limited (ACN 90495962)
GATX Rail (SW-2) Pty Limited (ACN 90496030)
GATX Rail (SW-4) Pty Limited (ACN 90496012)
Gold Star Mortgage Management Pty Ltd (ACN 63742049)
Hazelwood Investment Company Pty Limited (ACN 75041360)
HIC Finance Pty Limited (ACN 75495528)
Infravest (No 1) Limited (ACN 60472522)
Investment Co Pty Ltd (ACN 83405627)
Jacques Martin Pty Ltd (ACN 6100830)
Lazarose Pty Ltd (ACN 3816448)
LG Inc. (ACN)
Nimitz Nominees Pty Ltd (ACN 3505959)
Perpetual Stock Pty Limited (ACN 65094886)
Retail Investor Pty Limited (ACN 60625194)
S.B.T. Properties Pty Ltd (ACN 9517328)
SBSSW (Delaware) Inc (ACN)
Securitisation Advisory Services Pty Limited (ACN 64133946)
Senbary Pty Limited (ACN 83183242)
SIF Railway No 1 Pty Limited (ACN 96458730)
SME Custodians Pty Ltd (ACN 81924110)
SME Growth Limited (ACN 79678194)
Sparad (No 24) Pty Limited (ACN 57975087)
State Nominees Limited (ACN 677350)
Tactical Global Management Limited (ACN 77796411)
Vanoti Pty Ltd (ACN 3519284)
Wezen Pty Ltd (ACN 3501817)

End of Annexure A

This is the Annexure marked "B" of 2 pages referred to in the Notice of Substantial Shareholding dated 14 December 2005

Colonial First State Inv Managers
Transaction listing for the period 13/12/2005 to 14/12/2005 (as per F10 function) Page 1
For Security ALL.AU Aristocrat Leisure Limited

Fund	Pfolio	Trans.	Ccy	Date	Units		Cost/Proceeds	
CF	LAISSN	OS-SAL	AUD	13/12/2005	-52726		-629659	
						-52726		-629659.16
CF	PET1SN	OS-SAL	AUD	13/12/2005	-47974		-572910	
						-47974		-572910.31
TOTAL						**-100700**		**- 1,202,569.47**
CM	EASS06	OS-PUR	AUD	14/12/2005	3100		37393.99	
						3100		37393.99
CM	EASS15	OS-PUR	AUD	13/12/2005	793		9516.67	
						793		9516.67
CM	EASS22	OS-PUR	AUD	14/12/2005	5935		71831.92	
						5935		71831.92
TOTAL						**9828**		**118,742.58**
CP	AMPEQ	OS-SAL	AUD	13/12/2005	-9071		-108212	
CP	AMPEQ	OS-SAL	AUD	13/12/2005	-6188		-73920.1	
CP	AMPEQ	OS-SAL	AUD	14/12/2005	-45258		-542684	
						-60517		-724816.02
CP	ASBAE	OS-SAL	AUD	13/12/2005	-157		-1873.05	
CP	ASBAE	OS-SAL	AUD	13/12/2005	-107		-1278.27	
CP	ASBAE	OS-SAL	AUD	14/12/2005	-782		-9377.47	
						-1046		-12528.79
CP	CEQU	OS-SAL	AUD	13/12/2005	-2721		-32460	
CP	CEQU	OS-SAL	AUD	13/12/2005	-1857		-22183.2	
CP	CEQU	OS-SAL	AUD	14/12/2005	-13577		-162800	
						-18155		-217443.59
CP	CIMP	OS-SAL	AUD	13/12/2005	-41767		-498257	
CP	CIMP	OS-SAL	AUD	13/12/2005	-28492		-340357	
CP	CIMP	OS-SAL	AUD	14/12/2005	-208393		-2498818	
						-278652		-3337433.07
CP	MACEQ	OS-SAL	AUD	13/12/2005	-561		-6692.85	
CP	MACEQ	OS-SAL	AUD	13/12/2005	-382		-4563.54	
CP	MACEQ	OS-SAL	AUD	14/12/2005	-2798		-33552.6	
						-3741		-44809.02
CP	QCSF	OS-SAL	AUD	13/12/2005	-1237		-14756.7	
CP	QCSF	OS-SAL	AUD	13/12/2005	-844		-10082.2	
CP	QCSF	OS-SAL	AUD	14/12/2005	-6172		-74007.8	
						-8253		-98846.71
CP	WEQU	OS-SAL	AUD	13/12/2005	-20701		-247288	
CP	WEQU	OS-SAL	AUD	13/12/2005	-30346		-362011	
CP	WEQU	OS-SAL	AUD	14/12/2005	-151409		-1815529	
						-202456		-2424828.66
CP	WIMP	OS-SAL	AUD	13/12/2005	-62504		-745638	
CP	WIMP	OS-SAL	AUD	13/12/2005	-42640		-509365	
CP	WIMP	OS-SAL	AUD	14/12/2005	-311868		-3739576	
						-417012		-4994579.84

CP	WISH	OS-SAL	AUD	13/12/2005	-24598		-293441	
CP	WISH	OS-SAL	AUD	13/12/2005	-16781		-200461	
CP	WISH	OS-SAL	AUD	14/12/2005	-122732		-1471666	
						-164111		-1965568.08
TOTAL						**-1153943**		**- 13,820,853.78**
GRAND TOTAL						**- 1,244,815.00**		**- 14,904,680.67**

Australian Securities &
Investments Commission



RECEIVED

2006 JAN 23 A 11:45

Form 484
Corporations Act 2001

Change to company details

OF INTERNATIONAL CORPORATE FINANCE

Sections A, B or C may be lodged independently with this signed cover page to notify ASIC of:

A1 Change of address
A2 Change of name - officeholders or members
A3 *Change - ultimate holding company*

B1 Cease company officeholder
B2 Appoint company officeholder
B3 *Special purpose company*

C1 Cancellation of shares
C2 Issue of shares
C3 *Change to share structure*
C4 Changes to the register of members

If there is insufficient space in any section of the form, you may photocopy the relevant page(s) and submit as part of this lodgement

Company details

Refer to guide for information about corporate key

Company name
ARISTOCRAT LEISURE LTD

ACN/ABN
44 002 818 368

Corporate key
94679123

Lodgement details

Who should ASIC contact if there is a query about this form?

Name
MANI PHOMPIDA

ASIC registered agent number (if applicable)
ARISTOCRAT LEISURE LTD

Telephone number
02 9413 6738

Postal address
P O BOX 808
LANE COVE NSW ~~2217~~ 1595

Total number of pages including this cover sheet
6

Please provide an estimate of the time taken to complete this form.
hrs 10 mins

Signature

This form must be signed by a current officeholder of the company.

I certify that the information in this cover sheet and the attached sections of this form are true and complete.

Name
PAUL ONEILE

Capacity
[X] Director
[ ] Company secretary

Signature

Date signed
1 0 / 0 1 / 0 6
[D D] [M M] [Y Y]

Lodgement

Send completed and signed forms to:
Australian Securities and Investments Commission,
PO Box 4000, Gippsland Mall Centre VIC 3841.

Or lodge the form electronically by visiting the ASIC website
www.asic.gov.au

For help or more information
Telephone 03 5177 3988
Email info.enquiries@asic.gov.au
Web www.asic.gov.au

Section C **completion guide**

Standard share codes

Refer to the following table for the share class codes for sections C1, C2, C3 and C4

Share class code	Full title	Share class code	Full title
A	A	PRF	preference
B	B ...etc	CUMP	cumulative preference
EMP	employee's	NCP	non-cumulative preference
FOU	founder's	REDP	redeemable preference
LG	life governor's	NRP	non-redeemable preference
MAN	management	CRP	cumulative redeemable preference
ORD	ordinary	NCRP	non-cumulative redeemable preference
RED	redeemable	PARP	participative preference
SPE	special		

If you are using the standard share class codes you do not need to provide the full title for the shares, just the share class code.

If you are not using the standard share class code, enter a code of no more than 4 letters and then show the full title.

Sections to complete

Use the table below to identify the sections of this form to complete (please indicate the sections that have been completed). Completion of this table is optional.

	C1 - Cancellation of shares	C2 - Issue of shares	C3 - Change to share structure table	C4 - Change to members register
Issue of shares				
☐ Proprietary company	Not required	✓	✓	✓
Public company				
☐ if in response to the Annual company statement	Not required	✓	✓	✓
☐ if not in response to the Annual company statement	Not required	✓	Not required	Not required
Cancellation of shares				
☐ Proprietary company	✓	Not required	✓	✓
Public company				
☐ if in response to the Annual company statement	✓	Not required	✓	✓
☐ if not in response to the Annual company statement	✓	Not required	Not required	Not required
Transfer of shares				
☐ Proprietary company	Not required	Not required	Not required	✓
Public company				
☐ if in response to the Annual company statement	Not required	Not required	Not required	✓
☐ if not in response to the Annual company statement	Not required	Not required	Not required	Not required
Changes to amounts paid				
☐ Proprietary company	Not required	Not required	✓	✓
Public company				
☐ if in response to the Annual company statement	Not required	Not required	✓	✓
☐ if not in response to the Annual company statement	Not required	Not required	Not required	Not required
Changes to beneficial ownership				
☐ Proprietary company	Not required	Not required	Not required	✓
Public company				
☐ if in response to the Annual company statement	Not required	Not required	Not required	✓
☐ if not in response to the Annual company statement	Not required	Not required	Not required	Not required

To notify ASIC about a division or conversion of a class of shares, you must lodge a form 211 within 28 days of the change occurring.

To notify ASIC about a conversion of shares into larger or smaller numbers, you must lodge a form 2205B within 28 days of the change occurring.

C1 Cancellation of shares

Reason for cancellation
Please indicate the reason that shares have been cancelled (select one or more boxes)

Redeemable preference shares — **S.254J**
- [ ] Redeemed out of profits
- [ ] Redeemed out of proceeds of a fresh issue of shares

Capital reduction — **S.256A - S.256E**
- [ ] Single shareholder company
- [ ] Multiple shareholder company. A Form 2560 must be lodged before a capital reduction takes place

Share buy-back. — **ss.257H(3)**
- [ ] Minimum holding buy-back by listed company
- [x] Other buy-back type. A form 280 or 281 must be lodged at least 14 days, and no more than 1 year before the share buy-back can take place

- [ ] Forfeited shares — **S.258D**

Shares returned to a public company — **ss.258E(2) & (3)**
- [ ] Under section 651C, 724(2), 737 or 738
- [ ] Under section 1325A (court order)

- [ ] Other

Description

Give section reference

Details of cancelled shares

List the details of shares cancelled in the following table

Share class code	Number of shares cancelled	Amount paid (cash or otherwise)
ORD	1,076,000	$13,003,154.30

Earliest date of change
Please indicate the earliest date that any of the above changes occurred.

15/12/05
[D D] [M M] [Y Y]

C2 Issue of shares

List details of new share issues in the following table.

Share class code	Number of shares issued	Amount paid per share	Amount unpaid per share

Earliest date of change

Please indicate the earliest date that any of the above changes occurred

☐☐/☐☐/☐☐

[D D] [M M] [Y Y]

If shares were issued for other than cash, were some or all of the shares issued under a written contract?

☐ **Yes**

if yes, proprietary companies must also lodge a Form 207Z certifying that all stamp duties have been paid. Public companies must also lodge a Form 207Z and either a Form 208 or a copy of the contract.

☐ **No**

if no, proprietary companies are not required to provide any further documents with this form. Public companies must also lodge a Form 208.

C3 Change to share structure

Where a change to the share structure table has occurred (eg. as a result of the issue or cancellation of shares), please show the updated details for the share classes affected. Details of share classes not affected by the change are not required here.

Share class code	Full title if not standard	Total number of shares (current after changes)	Total amount paid on these shares	Total amount unpaid on these shares

Earliest date of change

Please indicate the earliest date that any of the above changes occurred

[D D] [M M] [Y Y]

☐☐/☐☐/☐☐

Lodgement details

Is this document being lodged to update the Annual Company Statement that was sent to you?

☐ Yes

☐ No

C4 Changes to the register of members

Use this section to notify changes to the register of members for your company (changes to the shareholdings of members):

- If there are 20 members or less in a share class, all changes need to be notified
- If there are more than 20 members in a share class, only changes to the top twenty need be notified (s178B)
- If shares are jointly owned, you must also provide names and addresses of all joint owners on a separate sheet (annexure), clearly indicating the share class and with whom the shares are jointly owned

The changes apply to
Please indicate the name and address of the member whose shareholding has changed

☐ Family name

Given names

OR

☐ Company name

ACN/ARBN/ ABN

Office, unit, level, or PO Box number

Street number and Street name

Suburb/City

State/Territory

Postcode

Country (if not Australia)

Earliest date of change
Please indicate the earliest date that any of the following changes occurred.

Date of change

[D D] / [M M] / [Y Y]

The changes are

Share class code	Shares increased by ... (number)	Shares decreased by ... (number)	Total number now held	*Total $ paid on these shares	*Total $ unpaid on these shares	Fully paid (y/n)	Beneficially held (y/n)	Top 20 member (y/n)

* Public companies are not required to provide these details

Date of entry of member's name in register
(New members only)

Date of entry

[D D] / [M M] / [Y Y]

C4 Continued... **Further changes to the register of members**

Use this section to notify changes to the register of members for your company (changes to the shareholdings of members):

- If there are 20 members or less in a share class, all changes need to be notified
- If there are more than 20 members in a share class, only changes to the top twenty need be notified (s178B)
- If shares are jointly owned, you must also provide names and addresses of all joint owners on a separate sheet (annexure), clearly indicating the share class and with whom the shares are jointly owned

The changes apply to
Please indicate the name and address of the member whose shareholding has changed

☐ Family name ______ Given names ______

OR

☐ Company name ______

ACN/ARBN/ ABN ______

Office, unit, level, or PO Box number ______

Street number and Street name ______

Suburb/City ______ State/Territory ______

Postcode ______ Country (if not Australia) ______

Earliest date of change
Please indicate the earliest date that any of the following changes occurred.

Date of change
[D D] / [M M] / [Y Y]

The changes are

Share class code	Shares increased by .... (number)	Shares decreased by ... (number)	Total number now held	*Total $ paid on these shares	*Total $ unpaid on these shares	Fully paid (y/n)	Beneficially held (y/n)	Top 20 member (y/n)

* Public companies are not required to provide these details

Date of entry of member's name in register
(New members only)

Date of entry
[D D] / [M M] / [Y Y]